Exhibit 2.5

Portions of this exhibit marked [*] are omitted and

are requested to be treated confidentially.

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

between

SALIX PHARMACEUTICALS, INC.,

as Buyer

OCEANA THERAPEUTICS LLC,

as Seller

with respect to all of the

outstanding stock of

OCEANA THERAPEUTICS, INC.

Dated as of November 8, 2011

i

Table of Contents

(continued)

ii

Table of Contents

(continued)

Exhibit A:	Determination of Target Working Capital
Exhibit B:	Escrow Agreement
Exhibit C-1 and C-2:	Forms of Legal Opinions

iii

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, dated as of November 8, 2011 (this “Agreement”), is made by and among Salix Pharmaceuticals, Inc., a California corporation (“Buyer”), and Oceana Therapeutics LLC, a Delaware limited liability company (“Seller”). Capitalized terms used herein shall have the meanings assigned to such terms in the text of this Agreement or in Section 8.1.

R E C I T A L S:

WHEREAS, Seller owns 100 fully-paid nonassessable shares (the “Shares”) of common stock, par value $0.0001 per share, of Oceana Therapeutics, Inc., a Delaware corporation (the “Company”), which Shares represent all of the issued and outstanding shares of capital stock of the Company;

WHEREAS, in connection with, and as a condition to, the Closing, the parties have agreed to enter into the Escrow Agreement;

WHEREAS, Seller wishes to sell the Shares to Buyer, and Buyer wishes to purchase the Shares from Seller, on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, the parties agree as follows:

ARTICLE 1

Sale and Purchase of Shares

Section 1.1 Sale and Purchase of Shares. Subject to the terms and conditions hereof, at the Closing, Seller shall sell the Shares to Buyer, and Buyer shall purchase the Shares from Seller for the Purchase Price, subject to adjustment as set forth in Section 1.3.

Section 1.2 Closing. The closing of the sale and purchase of the Shares (the “Closing”) shall take place at the offices of Covington & Burling LLP, 1201 Pennsylvania Avenue NW, Washington, D.C. 20004, at 10:00 a.m. on the date that is two (2) Business Days after the conditions set forth in Article 5 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of those conditions at such time), unless another time, date or place is agreed to in writing by the parties. The date on which the Closing actually occurs is referred to hereinafter as the “Closing Date”. At the Closing:

(a) Seller shall deliver to Buyer one or more certificates representing all of the Shares, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, and bearing or accompanied by all requisite stock transfer stamps.

(b) Buyer shall:

(i) pay to Seller, by wire transfer of immediately available funds to an account designated by Seller at least two (2) Business Days prior to the Closing Date, an amount equal to (A) the Purchase Price, as adjusted pursuant to Section 1.3(a) (the “Closing Date Purchase Price”) minus (B) the Escrow Amount minus (C) the Working Capital Escrow Amount; and

(ii) deposit with the Escrow Agent, by wire transfer of immediately available funds, in an account (the “Escrow Account”) established by the Escrow Agent pursuant to the Escrow Agreement, an amount equal to (A) $[*] (the “Escrow Amount”) plus (B) $[*] (the “Working Capital Escrow Amount”).

Section 1.3 Purchase Price Adjustment.

(a) Pre-Closing Adjustment. At least two (2) Business Days prior to the Closing Date, Seller shall prepare and deliver to Buyer a statement (the “Estimated Closing Statement”) consisting of (i) an estimated consolidated balance sheet of the Company and its Subsidiary as of the opening of business on the Closing Date (without giving effect to the transactions contemplated hereby), (ii) an estimated calculation in reasonable detail of Closing Working Capital (the “Estimated Closing Working Capital”) derived from such balance sheet, (iii) an estimated calculation in reasonable detail of the Transaction Payments Adjustment (the “Estimated Transaction Payments Adjustment”) and (iv) a calculation of the amount, if any, by which the Purchase Price will be increased or reduced at the Closing pursuant to the provisions of this Section 1.3(a). The Estimated Closing Statement shall be prepared in good faith and in accordance with the GAAP accounting principles, practices, elections and methodologies used in connection with the preparation of the Audited Financial Statements of the Company and its Subsidiary (the “Applicable Accounting Principles”), applied in a manner consistent with the determination of the Target Working Capital as set forth in Exhibit A. The Purchase Price shall be:

(i) Decreased by the Estimated Transaction Payments Adjustment; and

*	Confidential treatment requested; certain information omitted and filed separately with the SEC.

(ii) Decreased or increased based on the Estimated Closing Working Capital as follows:

(A) If the Estimated Closing Working Capital exceeds the Target Working Capital, the Purchase Price shall be increased by such excess; or

(B) If the Target Working Capital exceeds the Estimated Closing Working Capital, the Purchase Price shall be decreased by such excess.

(b) Closing Statement. Within thirty (30) days following the Closing Date, Buyer shall prepare and deliver to Seller a statement (the “Closing Statement”) consisting of (i) an unaudited consolidated balance sheet of the Company and its Subsidiary as of the opening of business on the Closing Date (without giving effect to the transactions contemplated hereby) (the “Closing Balance Sheet”), (ii) a calculation in reasonable detail of Closing Working Capital, (iii) a calculation in reasonable detail of the Transaction Payments Adjustment and (iv) a calculation of the amount, if any, payable pursuant to clause (g) of this Section 1.3. The Closing Statement shall be prepared in good faith and in accordance with the Applicable Accounting Principles.

(c) Dispute Notice. The Closing Statement shall become final, binding and conclusive upon Seller and Buyer on the 30th day following Seller’s receipt of the Closing Statement, unless prior to such 30th day Seller delivers to Buyer a written notice (a “Dispute Notice”) stating that Seller disputes the Closing Statement and specifying in reasonable detail each item that Seller disputes (each, a “Disputed Item”), the amount in dispute for each Disputed Item, and the reasons supporting Seller’s positions.

(d) Resolution Period. If Seller delivers a Dispute Notice, then Buyer and Seller shall seek in good faith to resolve the Disputed Items during the 30-day period beginning on the date Buyer receives the Dispute Notice (the “Resolution Period”). If Buyer and Seller reach agreement with respect to any Disputed Items, Buyer shall revise the Closing Statement to reflect such agreement.

(e) Independent Accountant. If Buyer and Seller are unable to resolve all of the Disputed Items during the Resolution Period, then Buyer and Seller shall jointly engage and submit the unresolved Disputed Items (the “Unresolved Items”) to the Independent Accountant; provided, that if Buyer and Seller do not appoint an Independent Accountant within ten (10) days after the end of the Resolution Period, they shall request the American Arbitration Association to appoint as the Independent Accountant a partner in the New York office of a nationally recognized independent registered public accounting firm that has not had a material relationship with Buyer, Seller or the Company within the preceding two (2) years, and such appointment shall be final, binding and conclusive on Buyer and Seller. The Independent Accountant shall act as an arbitrator to determine, based solely on presentations by Buyer and Seller and not by independent review, only the Unresolved Items still in dispute and shall be limited to those adjustments, if any, required to be made for the Closing Statement to comply with the provisions of this Agreement. The parties shall agree, promptly after the Independent Accountant has been appointed, on procedures governing the resolution of any dispute by the Independent Accountant; provided, that if the parties fail to agree on such procedures, the dispute resolution procedures of the American Arbitration Association shall govern. Buyer and Seller shall use their reasonable best efforts to cause the Independent Accountant to issue its written determination regarding the Unresolved Items within thirty (30) days after such items are submitted for review. The Independent Accountant shall make a determination with respect to the Unresolved Items only and in a manner consistent with this Section 1.3 and the Applicable Accounting Principles, and in no event shall the Independent Accountant’s determination of the Unresolved Items be for an amount that is outside the range of Buyer’s and Seller’s disagreement. The determination of the Independent Accountant shall be final, binding and conclusive upon Buyer and Seller absent manifest error, and Buyer shall revise the Closing Statement to reflect such determination upon receipt thereof. The fees, expenses and costs of the Independent Accountant shall be borne in the same proportion as the aggregate amount of the Unresolved Items that is unsuccessfully disputed by each party (as determined by the Independent Accountant) bears to the total amount of the Unresolved Items submitted to the Independent Accountant.

(f) Access to Information. Each party shall use its reasonable best efforts to provide promptly to the other party all information and reasonable access to employees as such other party shall reasonably request in connection with the review of the Estimated Closing Statement, the Closing Statement or the Dispute Notice, as the case may be, including all work papers of the accountants who audited, compiled or reviewed such statements or notices (subject to each party and its representatives entering into any undertakings required by the other party’s accountants in connection herewith), and shall otherwise cooperate in good faith with such other party to arrive at a final determination of the Closing Statement.

(g) Final Adjustment. The “Final Purchase Price” shall equal the Purchase Price (x) minus the Transaction Payments Adjustment and (y) either (A) if Closing Working Capital exceeds Target Working Capital, plus the excess of the Closing Working Capital over the Target Working Capital or (B) if the Target Working Capital exceeds the Closing Working Capital, minus the excess of the Target Working Capital over the Closing Working Capital. Within two (2) Business Days after the Closing Statement is finalized pursuant to clause (c), (d) or (e) of this Section 1.3:

(i) if the Final Purchase Price exceeds the Closing Date Purchase Price, Buyer shall pay to Seller an aggregate amount equal to such excess plus any additional amounts required pursuant to Section 1.3(h); or

(ii) if the Final Purchase Price is less than the Closing Date Purchase Price, the Escrow Agent shall pay to Buyer, to the extent of funds then remaining in the Escrow Account, an amount equal to such shortfall plus any additional amounts required pursuant to Section 1.3(h).

(h) Method of Payment, Interest, etc. Any amount paid in respect of adjustments to the Purchase Price made pursuant to this Section 1.3 shall be (i) if paid after the 30th day following Seller’s receipt of the Closing Statement pursuant to Section 1.3(b), increased by interest on such amount, compounded daily, at the Interest Rate from the Closing Date to and including the date of payment based on a 365-day year, (ii) made by wire transfer of immediately available funds to an account designated by the receiving party and (iii) treated as an adjustment to the Purchase Price for tax reporting purposes.

Section 1.4 Partial Escrow Release. Promptly following the final and conclusive determination of the Final Purchase Price pursuant to Section 1.3, the Escrow Agent shall deliver to Seller an amount from the Escrow Account equal to (a) the Working Capital Escrow Amount minus (b) the payment, if any, required to be made pursuant to Section 1.3(g)(ii) (including any interest payable thereon pursuant to Section 1.3(h)).

Section 1.5 Withholding. Notwithstanding any other provision of this Agreement, if any deduction or withholding with respect to a payment is required by Law, the Person making such payment shall be entitled to deduct and withhold from such payment such amounts as may be required to be deducted or withheld with respect to the making of such payment under the Code or any Tax Law. All such deducted or withheld amounts shall be treated as delivered to the Person to which such payment is due hereunder.

ARTICLE 2

Representations and Warranties of Seller

Except as set forth in the Seller Disclosure Letter, Seller represents and warrants to Buyer as follows:

Section 2.1 Corporate Status.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing (where such concept is recognized) in all jurisdictions in which it is required to be so qualified or in good standing, except where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(b) Seller is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited liability company power and authority to carry on its business as now conducted. Seller is duly qualified to do business as a foreign limited liability company and is in good standing (where such concept is recognized) in all jurisdictions in which it is required to be so qualified or in good standing, except where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 2.2 Corporate and Governmental Authorization.

(a) Seller has all requisite limited liability company power and authority to execute and deliver this Agreement and the Escrow Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Escrow Agreement by Seller, the performance of Seller’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by Seller’s members or unitholders in accordance with Seller’s Organizational Documents and applicable Laws and by all other requisite limited liability company action of Seller. Seller has duly executed and delivered this Agreement and on the Closing Date will have duly executed and delivered the Escrow Agreement. This Agreement constitutes, and the Escrow Agreement when so executed and delivered will constitute, the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (whether considered at law or in equity).

(b) The execution and delivery of this Agreement and the Escrow Agreement by Seller and the performance of its obligations hereunder and thereunder require no action by or in respect of, or filing with, any Governmental Authority, other than (i) compliance with any applicable requirements of the HSR Act (including the filing of customary notifications thereunder) and (ii) the actions and filings under Laws set forth in Section 2.2(b) of the Seller Disclosure Letter.

Section 2.3 Non-Contravention. The execution and delivery of this Agreement and the Escrow Agreement by Seller and the performance of its obligations hereunder and thereunder do not (a) conflict with or breach any provision of the Organizational Documents of Seller, the Company or its Subsidiary, (b) assuming compliance with the matters referred to in Section 2.2(b), conflict with or breach any provision of any applicable Law, (c) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of a Material Contract or any material Permit affecting the Company or its Subsidiary, (d) result in the creation or imposition of any Lien on the Shares or (e) result in the creation or imposition of any Lien (other than Permitted Liens) on any Assets, except, in the case of clauses (b) and (c), as would not reasonably be expected, individually or in the aggregate, to (i) be materially adverse to the Company and its Subsidiary, taken as a whole, or to the Development, Commercialization or Manufacturing of either Product or (ii) materially and adversely effect Seller’s ability to consummate the transactions contemplated hereby.

Section 2.4 Capitalization; Title to Shares.

(a) The authorized capital stock of the Company consists of 100 shares of common stock, par value $0.0001 per share, of which only the Shares are issued and outstanding. The Shares have been duly authorized and validly issued and are fully paid and nonassessable and not subject to or issued in violation of any preemptive or similar rights. Seller owns the Shares, beneficially and of record, free and clear of any Lien.

(b) Except as set forth in Section 2.4(b) of the Seller Disclosure Letter, there are no outstanding (i) shares of capital stock of or other voting or equity interests in the Company, (ii) securities of the Company or its Subsidiary convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in the Company, (iii) options, warrants or other rights or agreements, commitments or understandings of any kind to acquire from the Company, or other obligation of Seller, the Company or its Subsidiary to issue, transfer or sell, any shares of capital stock of or other voting or equity interests in the Company or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in the Company, (iv) voting trusts, proxies or other similar agreements or understandings to which Seller, the Company or its Subsidiary is a party or by which Seller, the Company or its Subsidiary is bound with respect to the voting of any shares of capital stock of or other voting or equity interests in the Company or (v) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of or other voting or equity interests in the Company (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Company Securities”).

(c) All of the issued and outstanding Company Securities have been offered, issued and sold by the Company in compliance with all applicable securities Laws. There are no outstanding obligations of the Company or its Subsidiary to repurchase, redeem or otherwise acquire any Company Securities. Except as set forth in Section 2.4(c) of the Seller Disclosure Letter, the Company, since incorporation, has not declared or paid any dividends or distributions on any Company Securities.

Section 2.5 Subsidiary; Ownership Interests.

(a) The Subsidiary of the Company is a company duly incorporated and validly existing under the laws of Ireland and has all corporate powers required to carry on its business as now conducted. The Subsidiary of the Company is duly qualified to do business in all jurisdictions in which it is required to be so qualified, except where the failure to be so qualified would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. The authorized and issued shares in the capital of the Subsidiary of the Company and other voting or equity interests in the Subsidiary of the Company and the Company’s ownership interest in its Subsidiary are identified in Section 2.5(a) of the Seller Disclosure Letter.

(b) No order has been made or petition presented or resolution passed for the winding up or dissolution of the Subsidiary of the Company or for the appointment of a liquidator or examiner with respect thereto. No receiver or manager has been appointed by any Person over the whole or any part of the business or assets of the Subsidiary of the Company. The Subsidiary of the Company is neither insolvent nor unable to pay its debts. The Subsidiary of the Company has not stopped paying or suspended payment of its debts as they fall due nor sought from its creditors any extensions of time for the payment of its debts.

(c) All of the issued shares in the capital of the Subsidiary of the Company and other voting or equity interests in the Subsidiary of the Company have been duly authorized and validly issued, fully paid and nonassessable, are not subject to or have not been issued in violation of any preemptive or similar rights, and are owned legally and beneficially as set forth in Section 2.5(c) of the Seller Disclosure Letter, free and clear of any Lien. Except as set forth in Section 2.5(c) of the Seller Disclosure Letter, there are no outstanding (i) issued shares in the capital of the Subsidiary of the Company or other voting or equity interests in the Subsidiary of the Company, (ii) securities of the Company or its Subsidiary convertible into or exercisable or exchangeable for shares in the capital of the Subsidiary of the Company of or other voting or equity interests in the Subsidiary of the Company, (iii) options, warrants or other rights or agreements, commitments or understandings of any kind to acquire from the Company or its Subsidiary, or other obligation of Seller, the Company or its Subsidiary to issue, transfer or sell, any shares in the capital of the Subsidiary of the Company or other voting or equity interests in the Subsidiary of the Company or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in the Subsidiary of the Company, (iv) voting trusts, proxies or other similar agreements or understandings to which Seller, the Company or its Subsidiary is a party or by which Seller, the Company or its Subsidiary is bound with respect to the voting of any issued shares in the capital of the Subsidiary of the Company or other voting or equity interests in the Subsidiary of the Company or (v) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of or other voting or equity interests in the Subsidiary of the Company (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Subsidiary Securities”). There are no outstanding obligations of the Company or its Subsidiary to repurchase, redeem or otherwise acquire any Subsidiary Securities.

(d) Except as set forth in Section 2.5(d) of the Seller Disclosure Letter, neither the Company nor its Subsidiary owns any shares of capital stock of or other voting or equity interests in (including any securities exercisable or exchangeable for or convertible into shares of capital stock of or other voting or equity interests in) any other Person.

Section 2.6 Financial Statements; Accounting Controls.

(a) Seller has delivered to Buyer complete copies of (i) audited consolidated financial statements of the Company and its Subsidiary at and for the periods ended December 31, 2009 and 2010 (the last such date, the “Balance Sheet Date”), together with the report of the Company’s independent auditors thereon (collectively, the “Audited Financial Statements”) and (ii) unaudited interim consolidated financial statements of the Company and its Subsidiary at and for the period ended September 30, 2011 (the “Unaudited Financial Statements”), including (in the case of each of clauses (i) and (ii)) a balance sheet and statements of income or operations and cash flows and, in the case of clause (i) only, retained earnings or shareholders’ equity (the Audited Financial Statements and the Unaudited Financial Statements, collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto) and present fairly in all material respects the financial position, results of operations and cash flows and (solely in respect of the Audited Financial Statements) stockholders’ equity of the Company and its Subsidiary at the dates and for the respective periods indicated (subject, in the case of the Unaudited Financial Statements, to (A) year-end adjustments which, except as set forth in Section 2.6(a) of the Seller Disclosure Letter, are both normal and recurring (none of which, individually or in the aggregate, would reasonably be expected to be material), (B) the absence of footnotes (that, if presented, would not, except as set forth in Section 2.6(a) of the Seller Disclosure Letter, differ materially from those presented in the Audited Financial Statements) and (C) any other adjustments described therein (none of which, individually or in the aggregate, are material)).

(b) The Financial Statements are based on the books and records of the Company and its Subsidiary in the ordinary course of business.

(c) The Company and its Subsidiary maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) to Seller’s Knowledge, the recorded accountability for assets is compared with the existing assets at regular intervals and actions are taken with respect to any differences.

Section 2.7 No Undisclosed Material Liabilities. Except (a) to the extent that liabilities and obligations are disclosed or reserved against in the Reference Balance Sheet, (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice that in the aggregate are not material to the Business or any Product, (c) for obligations under Material Contracts (other than for breach of, or with respect to any default under, any such Material Contract) or Company Benefit Plans set forth in Section 2.19(a) of the Seller Disclosure Letter and (d) as set forth in Section 2.7 of the Seller Disclosure Letter, the Company and its Subsidiary have no liabilities or obligations that would be required to be disclosed on a balance sheet for the Company and its Subsidiary prepared in accordance with GAAP subsequent to the date of the Reference Balance Sheet, or to the Knowledge of the Seller, any other liabilities or obligations (whether accrued or not accrued, absolute or contingent, liquidated or unliquidated, due or to become due or otherwise, assuming the receipt of any necessary third party consents in connection with the transactions contemplated hereby). Except for current liabilities reflected on the Closing Date Balance Sheet, neither the Company nor its Subsidiary has any outstanding Indebtedness.

Section 2.8 Absence of Certain Changes. Except for the execution and delivery of this Agreement and the transactions to take place pursuant thereto on the Closing Date and except as set forth in Section 2.8 of the Seller Disclosure Letter, since the date of the Reference Balance Sheet, (a) the Business has been conducted in the ordinary course of business consistent with past practice, (b) there has been no event, change or development that has had or could reasonably be expected to have a Material Adverse Effect and (c) neither the Company nor its Subsidiary has taken any action that would, after the date hereof, be prohibited or omitted to take any action that would, after the date hereof, be required to be taken by clauses (a) through (s) of Section 4.1.

Section 2.9 Certain Contracts. Except as disclosed in Section 2.9 of the Seller Disclosure Letter, as of the date hereof, neither the Company nor its Subsidiary is a party to (excluding agreements under which neither the Company nor its Subsidiary have any continuing rights or obligations) or bound by:

(a) any agreement relating to Indebtedness (whether incurred, assumed, guaranteed or secured by any asset);

(b) any joint venture, partnership, limited liability company or other similar agreements or arrangements (including any agreement providing for joint research, development or marketing);

(c) any agreement with respect to investment or grants, loans, subsidies or financial assistance from any Governmental Authority;

(d) any agreement or series of related agreements, including any option agreement, relating to the acquisition or disposition of any business, capital stock or assets of any other Person or any material real property (whether by merger, sale of stock, sale of assets or otherwise);

(e) any agreement that (i) limits the freedom of the Company or its Subsidiary to compete in any line of business or with any Person or in any area or that would so limit the freedom of Buyer or its Affiliates or the Company or its Subsidiary after the Closing (including agreements containing “non-solicitation” or “no-hire” provisions or covenants), (ii) contains exclusivity obligations or restrictions binding on the Company or its Subsidiary or that would be binding on Buyer or any of its Affiliates after the Closing, (iii) limits or contains restrictions on the ability of the Company or its Subsidiary to declare or pay dividends on, to make any other distribution in respect of or to issue or purchase, redeem or otherwise acquire its capital stock, to incur Indebtedness, to incur or suffer to exist any Lien, to purchase or sell any assets or to engage in any business combination or (iv) requires the Company or its Subsidiary to maintain specified financial ratios or levels of net worth or other indicia of financial condition;

(f) any agreement providing for indemnification of any Person by the Company or its Subsidiary (other than the Organizational Documents of the Company or its Subsidiary, any Company Benefit Plan set forth in Section 2.19(a) of the Seller Disclosure Letter, or any Material Contract made available to Buyer as provided in Section 2.12);

(g) any agreement or series of related agreements (other than purchase orders) for the purchase of materials, supplies, goods, services, equipment or other assets by the Company or its Subsidiary that provides for aggregate payments by the Company and its Subsidiary over the remaining term of such agreement or related agreements of $50,000 or more or under which agreement or related agreements the Company and its Subsidiary made payments of $50,000 or more during the twelve-month period ending on September 30, 2011;

(h) any sales, distribution, marketing, agency or other similar agreement providing for the sale by the Company or its Subsidiary of materials, supplies, goods, services, equipment or other assets (including any Product) that provides for aggregate payments to the Company and its Subsidiary over the remaining term of the agreement of $50,000 or more or under which agreements payments of $50,000 or more were made to the Company and its Subsidiary during the twelve-month period ending on September 30, 2011;

(i) any agreement related to the Development, Commercialization or Manufacturing of any Product (including any Third Party Agreements);

(j) any agreement with Q-Med AB, a corporation organized under the laws of Sweden, or any of its Affiliates;

(k) any agreement relating to any interest rate, derivatives or hedging transaction;

(l) any agreement pursuant to which the Company or its Subsidiary must provide insurance to any Person;

(m) any agreement (including any “take-or-pay” agreement) under which (i) any Person has directly or indirectly guaranteed any liabilities or obligations of the Company or its Subsidiary or (ii) the Company or its Subsidiary has directly or indirectly guaranteed any liabilities or obligations of any other Person (in each case other than endorsements for the purpose of collection in the ordinary course of business); or

(n) any agreement not covered by the foregoing clauses (a) through (m) that is material to the Company or its Subsidiary or the Business.

Section 2.10 Properties.

(a) Title to Assets. The Company and its Subsidiary have good and valid title to, or otherwise have the right to use pursuant to a valid and enforceable lease, license or similar contractual arrangement, all of their assets (collectively, the “Assets”), in each case free and clear of any Lien other than Permitted Liens. Neither the Company nor its Subsidiary own, nor at any time has owned, any real property.

(b) Leased Real Property. Section 2.10(b) of the Seller Disclosure Letter lists all real property leased, subleased, licensed or otherwise used or occupied by the Company or its Subsidiary (the “Leased Real Property”, and the leases pursuant to which such real property is leased, the “Leases”) and sets forth the address, landlord’s name, tenant’s name, rental amount currently being paid, term expiration date and current use of each such Leased Real Property. Neither the Company nor its Subsidiary is in default beyond any applicable notice and cure period under any Lease. No Person is in possession of any Leased Real Property other than the Company or its Subsidiary and the Company and its Subsidiary have peaceful and undisturbed possession of the Leased Real Property in accordance with the terms of any applicable Lease. Neither the Company nor its Subsidiary has granted any other Person the right to use or occupy any Leased Real Property or any portion thereof. Seller has not, as of the date hereof, received notice of any Litigation pending nor, to Seller’s Knowledge, is any Litigation threatened, against or affecting the Leased Real Property or any portion thereof. The Leases provided and referred to in the Seller Disclosure Letter constitute the entire agreement relating to occupation by the Company or its Subsidiary of the Leased Real Property and there are no other agreements or arrangements (written or otherwise) relating to the occupation by the Company or its Subsidiary of the Leased Real Property.

(c) Sufficiency. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property currently owned or leased by the Company and its Subsidiary, including the Assets and the Leased Real Property, are sufficient for the conduct of the Business immediately after the Closing (assuming the receipt of any necessary third party consents in connection with the transactions contemplated hereby) in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets of such character necessary to conduct the Business as it is currently conducted by the Company and the Subsidiary of the Company.

Section 2.11 Intellectual Property.

(a) Patent Rights.

(i) Neither the Company nor its Subsidiary owns, in whole, in part, or jointly, any Patent Rights as of the date hereof.

(ii) To Seller’s Knowledge, Section 2.11(a)(ii) of the Seller Disclosure Letter identifies all Licensed Q-Med Patent Rights.

(iii) To the Knowledge of Seller as of the date hereof, the Patent Rights listed in Section 2.11(a)(ii) of the Seller Disclosure Letter fail to include any Patent Rights that (A) claim (1) any Product as a composition of matter, (2) the use of any Product, (3) the Manufacture of any Product or (4) any intermediate made in the Manufacture of any Product or (B) have issued claims that, or pending claims that if issued, would be infringed by an unlicensed third party’s Manufacture, Development or Commercialization of any Product.

(b) Ownership of Patent Rights.

(i) Except as set forth in Section 2.11(b)(i) of the Seller Disclosure Letter and only as to Licensed Q-Med Patent Rights set forth in Section 2.11(a)(ii) of the Seller Disclosure Letter, to Seller’s Knowledge: (A) Q-Med is the sole and exclusive owner of the entire right, title and interest to such Licensed Q-Med Patent Rights; and (B) none of such Licensed Q-Med Patent Rights is subject to any Lien or claim of ownership by any third party.

(ii) To Seller’s Knowledge, Q-Med has not granted to any third party a license to the Licensed Q-Med Patent Rights where such license grant would constitute a breach of the Q-Med License Agreements. The interest of the Company and its Subsidiary as licensees under the Q-Med License Agreement of the Licensed Q-Med Patent Rights is not subject to any Lien or claim of ownership by any third party.

(c) Prosecution of Patent Rights. To Seller’s Knowledge, with respect to the Licensed Q-Med Patent Rights, Q-Med has taken appropriate steps to prosecute such Patent Rights, to make related necessary filings and payments, to name all appropriate inventors, and to identify prior art. To the Knowledge of Seller as of the date hereof, Seller has not received written notice that Q-Med has failed to make any useful filing or payment with respect to the Licensed Q-Med Patent Rights.

(d)	Validity and Enforceability of Patent Rights.

(i) To Seller’s Knowledge, the issued Licensed Q-Med Patent Rights are subsisting, valid and enforceable.

(ii) To Seller’s Knowledge, the conception, development and reduction to practice of the inventions claimed in the Licensed Q-Med Patent Rights have not constituted or involved the misappropriation of trade secrets or other rights or property of any Person.

(iii) No Litigation, including any interference, opposition, cancellation or other proceeding, has been brought or threatened in writing by any Person against the Company or its Subsidiary alleging that any of the Licensed Q-Med Patent Rights is invalid or unenforceable.

(e) Absence of Infringement. Except as set forth in Section 2.11(e) of the Seller Disclosure Letter, to Seller’s Knowledge, there is no (i) actual or alleged infringement by any Person of any Licensed Q-Med Patent Right, (ii) actual or alleged misuse or wrongful appropriation of any Know-How or Regulatory Documentation controlled by the Company or its Subsidiary or (iii) actual or alleged misuse or wrongful appropriation of any Know-How currently used by Q-Med in connection with Development, Manufacture or Commercialization of any Product or Q-Med’s Regulatory Documentation relating to any Product.

(f) Third Party Agreements. Section 2.11(f) of the Seller Disclosure Letter identifies each Third Party Agreement.

(g) Know-How.

(i) Except as limited by any Third Party Agreement or other agreement, in each case as listed in Section 2.11(g)(i) of the Seller Disclosure Letter, each of the Company and its Subsidiary has full and unrestricted rights to use for all purposes the Know-How in its possession or currently used by it. The Know-How owned by the Company or its Subsidiary is not subject to any Lien or claim of ownership by any third party.

(ii) To Seller’s Knowledge, Q-Med is not subject to any restrictions or right of any third party that conflict with its current use of the Know-How used by it in connection with the Development, Manufacture or Commercialization of any Product.

(iii) Each of the Company and its Subsidiary has at all times used commercially reasonable measures to keep its then-current Know-How confidential.

(iv) To Seller’s Knowledge, Q-Med has not failed to use commercially reasonable measures to keep confidential its then-current Know-How used by it or relevant to the Development, Manufacture or Commercialization of any Product.

(h) Freedom to Operate.

(i) Except as disclosed in Section 2.11(h)(i) of the Seller Disclosure Letter, to the Knowledge of Seller, (A) neither the Development nor the Commercialization, nor, to the extent permitted by the Q-Med License Agreements, the Manufacture of any Product by the Company or its Subsidiary requires a license from any third party except as has been granted to the Company or its Subsidiary pursuant to the Q-Med License Agreements or the Third Party Agreements; and (B) as of the date hereof, neither the Manufacture of any Product by Q-Med nor the supply of any Product to the Company or its Subsidiary by Q-Med, all as contemplated by the Q-Med Supply Agreement, requires a license from any third party the failure to obtain which would reasonably be expected to hinder the supply of any Product to the Company or its Subsidiary. None of Seller, Company or its Subsidiary, or, to Seller’s Knowledge, Q-Med, has received written notice from any Person of any issued and enforceable Patent Right of such Person that would be infringed by the Development, Manufacture or Commercialization of any Product.

(ii) To Seller’s Knowledge, no Litigation has been brought or threatened in writing against the Company, its Subsidiary or Q-Med by any Person alleging that the Licensed Q-Med Patent Rights, any Know-How currently used by Q-Med in connection with Development, Manufacture or Commercialization of any Product, any Know-How in the possession of or currently used by the Company or its Subsidiary, Q-Med’s Regulatory Documentation relating to any Product, or Regulatory Documentation controlled by the Company or its Subsidiary, or the disclosing, copying, making, assigning, licensing or other utilization of the Licensed Q-Med Patent

Rights, any Know-How currently used by Q-Med in connection with Development, Manufacture or Commercialization of any Product, any Know-How in the possession of or currently used by the Company or its Subsidiary, Q-Med’s Regulatory Documentation relating to any Product, or Regulatory Documentation controlled by the Company or its Subsidiary violates, infringes or otherwise conflicts or interferes with any intellectual property or proprietary right of any Person.

(i) No Previous Assignment. Neither the Company nor its Subsidiary has previously assigned, transferred, licensed, conveyed or otherwise encumbered its right or title to or interest in any Patent Right, Know-How in the possession of or used by the Company or its Subsidiary, or any Regulatory Documentation (including by granting any covenants not to sue with respect thereto).

(j) Trademarks.

(i) Neither the Company nor its Subsidiary own any registered or pending applications for Trademarks or Copyrights. Section 2.11(j)(i) of the Seller Disclosure Letter sets forth a complete and correct list of all Domain Names (A) owned by the Company or its Subsidiary or (B) owned by Q-Med and licensed to the Company or its Subsidiary for use in connection with the Business.

(ii) To Seller’s Knowledge, Section 2.11(j)(ii) of the Seller Disclosure Letter sets forth a complete and correct list of all Trademarks and Copyrights licensed to the Company or its Subsidiary from Q-Med, as set forth in the Q-Med License Agreements.

(iii) To Seller’s Knowledge, Q-Med is the sole and exclusive owner of the Product Trademarks set forth in Section 2.11(j)(ii) of the Seller Disclosure Letter in the country(ies) in which they are registered, and all such registrations and applications are in full force and effect.

(iv) To Seller’s Knowledge, Q-Med has not granted to any third party any license in Other Intellectual Property where such license grant would constitute a breach of the Q-Med License Agreements.

(v) To Seller’s Knowledge, no claims are pending or have been threatened in writing against the Company, its Subsidiary or Q-Med challenging the ownership, use, right to use, registrability, priority, scope, validity or enforceability of any of the Other Intellectual Property.

(vi) (A) To Seller’s Knowledge, the Other Intellectual Property as used currently by the Company and its Subsidiary in connection with the Business does not infringe, dilute, violate or otherwise conflict with the intellectual property rights of any other Person, (B) as of the date hereof, none of Seller, the Company, the Company’s Subsidiary or, to the Knowledge of Seller, Q-Med has received any written notice of any such claim or assertion and (C) as of the date hereof, no proceedings have been instituted against Seller, the Company or the Company’s Subsidiary or, to the Knowledge of Seller, Q-Med alleging any such infringement, dilution, violation or conflict.

(vii) To Seller’s Knowledge, no other Person is engaging in any activity that infringes, dilutes, violates or conflicts with the Company’s or its Subsidiary’s rights in the Other Intellectual Property.

Section 2.12 Status of Contracts. In respect of each agreement, commitment, arrangement or plan disclosed in Section 2.9, 2.10(b) or 2.11(f) of the Seller Disclosure Letter (each, a “Material Contract”), Seller represents and warrants as follows:

(a) each Material Contract is a valid and binding agreement of the Company or its Subsidiary (subject to the effects of applicable bankruptcy, clarification, insolvency, fraudulent conveyance, moratorium, sponsorship or other Laws relating to or affecting creditors’ rights generally and to general principles of equity, whether considered at law or in equity);

(b) each Material Contract listed in Section 2.12(b) of the Seller Disclosure Letter is in full force and effect, and, as of the date hereof, each other Material Contract is in full force and effect, and in each case none of the Company, its Subsidiary or, to the Knowledge of Seller, any other party thereto is in default or breach in any material respect under (or is alleged to be in default or breach in any material respect under) the terms thereof, assuming the receipt of any necessary third party consents in connection with the transactions contemplated hereby;

(c) without limiting the foregoing clause (b), as of the date hereof, the Company and its Subsidiary have paid, and as of the Closing Date, the Company and the Subsidiary will have paid, all amounts required to be paid by them as of the date hereof and as of the Closing Date under or in respect of any of the Q-Med Stock Purchase Agreement, the ROW Notes (as defined in the Q-Med Stock Purchase Agreement), the Q-Med License Agreements or the Q-Med Supply Agreements; and

(d) to the Knowledge of Seller, assuming the receipt of any necessary third party consents in connection with the transactions contemplated hereby, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default or breach under any Material Contract, result in a termination thereof or would cause or permit the acceleration of or other changes of or to any right or obligation or the loss of any benefit thereunder;

except, in each case (clause (a), (b) (c) or (d) above), as would not reasonably be expected, individually or in the aggregate, to (1) be materially adverse to the Company and its Subsidiary, taken as a whole, or to the Development, Commercialization or Manufacturing of either Product or (2) materially and adversely effect Seller’s ability to consummate the transactions contemplated hereby. Seller has made available to Buyer (through access to Seller’s electronic data room) a copy of each Material Contract, including all amendments, waivers or modifications in respect thereof, and each such copy is a true, correct and complete copy of the relevant Material Contract. As of the date hereof, neither the Company nor the Company’s Subsidiary has provided or received any written notice of an intention to terminate any Material Contract.

Section 2.13 Litigation. Except as set forth in Section 2.13 of the Seller Disclosure Letter, as of the date hereof, (a) there is no Litigation pending or, to the Knowledge of Seller, threatened against or affecting the Company or its Subsidiary and (b) there are no settlement agreements or similar written agreements with any Governmental Authority and no outstanding orders, judgments, stipulations, decrees, injunctions, determinations or awards issued by any Governmental Authority against or affecting the Company or its Subsidiary.

Section 2.14 Compliance with Laws; Permits.

(a) The Company and its Subsidiary are in compliance with applicable Laws and Guidelines and have not received any written notification from any Governmental Authority stating that the Company or its Subsidiary are under investigation with respect to any violation of any applicable Laws or Guidelines, except, in each case, as would not reasonably be expected, individually or in the aggregate, to (i) be materially adverse to the Company and its Subsidiary, taken as a whole, or to the Development, Commercialization or Manufacturing of either Product or (ii) materially and adversely effect Seller’s ability to consummate the transactions contemplated hereby.

(b) The Company and its Subsidiary have all licenses, franchises, permits, certificates, approvals or other similar authorizations issued by applicable Governmental Authorities and affecting, or relating to, the Assets or the operation of the Business (the “Permits”), except as would not reasonably be expected, individually or in the aggregate, to (i) be materially adverse to the Company and its Subsidiary, taken as a whole, or to the Development, Commercialization or Manufacturing of either Product or (ii) materially and adversely effect Seller’s ability to consummate the transactions contemplated hereby.

(c) Seller makes no representation or warranty in this Section 2.14 with respect to intellectual property matters, Litigation matters, regulatory matters, environmental matters, employee benefit matters or Tax matters, which matters are exclusively addressed in Section 2.11, 2.13, 2.15, 2.17, 2.19 and 2.20, respectively.

Section 2.15 Specific Regulatory Matters.

(a) General. No Governmental Authority has notified Seller, the Company or the Company’s Subsidiary, or to Seller’s Knowledge, Q-Med, and neither Seller, the Company nor the Company’s Subsidiary is otherwise aware, that the conduct of the Development, Commercialization or Manufacturing of either Product was or is in violation of any applicable Law or Guideline or the subject of any Litigation. Neither Seller, the Company nor the Company’s Subsidiary, nor to the Seller’s Knowledge, Q-Med, has received notice from any Governmental Authority related to, and to the Knowledge of the Seller, there are no circumstances currently existing which would reasonably be expected to lead to: (i) any loss of or refusal to renew any Regulatory Approval relating to any Product, (ii) changes to the conditions under which a product may be Commercialized, or to the labeling of, specifications for, or configuration of any Product, (iii) Recall of any Product, or (iv) Litigation to enjoin the Manufacture of any Product at any facility anywhere in the world.

(b) Reports. The Company, its Subsidiary or Q-Med has completed and filed all annual or other reports (including reports required by the FDA’s medical device reporting regulations at 21 C.F.R. Part 803, by the European Commission’s “Guidelines on a Medical Devices Vigilance System” in MEDDEV 2.12-1 rev. 6 and by any similar Law in the rest of the world), as applicable, required by the FDA or other Governmental Authority in order to comply with applicable Laws and Guidelines and maintain all Regulatory Approvals relating to each Product.

(c) Promotional Materials. Section 2.15(c) of the Seller Disclosure Letter sets forth a true, accurate and complete list of all Promotional Materials that the Company or its Subsidiary and, to Seller’s Knowledge, licensees of the Company or its Subsidiary, have utilized in connection with the Commercialization of any Product in the previous one hundred eighty (180) days.

(d) Documents. Seller has made available to Buyer (through access to Seller’s electronic data room) copies of all (i) reports since June 2, 2009, of FDA Form 483 inspection observations, or any equivalent report by inspectors or officials from any other Governmental Authority, of any situation relating to any Product and requiring attention or correction or of conditions or circumstances that are objectionable or otherwise in contrary to applicable Law, (ii) FDA warning letters, untitled letters, “notices of adverse findings”, or any equivalent correspondence, notice or communication from any other Governmental Authority since June 2, 2009, relating to any Product and indicating a failure to comply with applicable Law or other requirements, (iii) establishment inspection reports since June 2, 2009, relating to any Product, (iv) a listing of all, if any, reports submitted under FDA’s medical device reporting regulations (21 C.F.R. Part 803 or the European Commission’s “Guidelines on a Medical Devices Vigilance System” (MEDDEV 2.12-1 rev. 6)), with respect to any Product that has been filed with the FDA or other Governmental Authority since June 2, 2009 and (v) other documents since June 2, 2009, that assert ongoing lack of compliance in any material respect with any applicable Law or Guideline in respect of any Product, either within or outside the United States.

(e) Material Commitments and Obligations to Governmental Authorities. Except (i) as set forth in Section 2.15(e) of the Seller Disclosure Letter, (ii) certain ongoing reporting and administrative requirements and (iii) as otherwise disclosed in publicly available FDA records and filings, to the Knowledge of the Seller, there are no outstanding material commitments or obligations of Seller, the Company, the Company’s Subsidiary or Q-Med to the FDA or any other Governmental Authority with respect to any Product.

(f) Clinical Trials.

(i) To Seller’s Knowledge, all Clinical Trials for any Product, whether conducted before or after June 2, 2009 and by Q-Med or otherwise, have been conducted in accordance with cGCP.

(ii) Each of Seller, the Company, the Company’s Subsidiary and to Seller’s Knowledge, Q-Med, as applicable, has made all necessary filings and received all necessary approvals and consents, as applicable, for the conduct of such Clinical Trials from the necessary Governmental Authorities and there is no Litigation pending or, to Seller’s Knowledge, threatened by such Governmental Authority to suspend or terminate any ongoing Clinical Trials for each Product.

(iii) Neither Seller, the Company nor the Company’s Subsidiary, nor to Seller’s Knowledge, Q-Med, has received any notice, charge, subpoena or other request for information, which has not been complied with, in all material respects, or withdrawn, by a Governmental Authority asserting any material breach of the conditions for approval of any ongoing Clinical Trials relating to any Product.

(iv) To Seller’s Knowledge, all Clinical Trials for each Product have been conducted pursuant to valid protocols, and have received no notice or indication, in writing or orally, from any Governmental Authority to the effect that any such protocol is not sufficient to support approval of any Product or indications that the ongoing Clinical Trials are intended to support.

(v) Neither Seller nor any of its employees, nor to Seller’s Knowledge, Q-Med nor any of its employees, nor to Seller’s Knowledge, any principal investigator, has conducted or is conducting Clinical Trials relating to any Product, has been disqualified, debarred or voluntarily excluded by the FDA or any other Governmental Authority for any purpose, or has been charged with or convicted under applicable Law for conduct relating to the development or approval, or otherwise relating to the regulation, of any drug or device product under the Generic Drug Enforcement Act of 1992, the FD&C Act or any other applicable Law or Guideline.

(vi) With respect to each Product, to the Knowledge of Seller, neither the Company, its Subsidiary, nor Q-Med has made an untrue statement of a material fact or a fraudulent statement to any Governmental Authority, failed to disclose any material fact required to be disclosed to any Governmental Authority, or committed an act, made a statement or failed to make a statement that, at the time such act, statement or omission was made, could reasonably be expected to provide a basis for the FDA to invoke the FDA’s policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy of any Governmental Authority, nor has the Company or its Subsidiary or, to the Knowledge of Seller, Q-Med, nor any of their respective officers, directors, employees or agents, been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. Section 335a(a) (or any similar Law) or authorized by 21 U.S.C. Section 335a(b) (or any similar Law).

(g) Manufacturing. Each Product in its finished form is Manufactured in compliance with cGMP and QSRs in all material respects and in accordance with the applicable specifications of such Product. To Seller’s Knowledge, each Product sold by the Company or its Subsidiary or their licensees (i) has been Manufactured and sold in compliance in all material respects with applicable Laws and Guidelines and (ii) has been fit for the ordinary purposes for which it is intended to be used, in all material respects. No Product has been withdrawn, suspended or discontinued as a result of any action by any Governmental Authority.

(h) Regulatory Approval. Section 2.15(h) of the Seller Disclosure Letter sets forth a list of all Regulatory Approvals granted to the Company or its Subsidiary, or to Seller’s Knowledge, Q-Med, related to each Product. Except as set forth in Section 2.15(h) of the Seller Disclosure Letter, (i) any Product sold under any Regulatory Approval is sold, in all material respects, in accordance with the specifications and standards contained in such Regulatory Approval, (ii) the Regulatory Approvals related to such Product do not include or require reference to any other Permits or other filings with any Governmental Authority and (iii) no Product’s Regulatory Approval has been withdrawn, suspended or discontinued by any Governmental Authority, either within or outside the United States. Q-Med has agreed to apply to its Notified Body, prior to the expiry of the current design-examination certificates and certificates of CE marking conformity issued by such Notified Body with respect to such Product, the renewal of each such certificate. Q-Med has agreed to transfer to the Company and its Subsidiary on request all Regulatory Marketing Approvals held by Q-Med with respect to each Product.

(i) Compliance with HIPAA. The Company and its Subsidiary have complied in all material respects with all applicable security and privacy standards regarding protected health information under (i) the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, including the regulations promulgated thereunder (collectively, “HIPAA”) and (ii) any applicable state, federal or foreign privacy Laws and Guidelines, either within or outside the United States.

(j) Compliance with Health Care Laws. The Company and its Subsidiary and, to Seller’s Knowledge, their respective directors, officers, employees and agents (while acting in such capacity) are, and at all relevant times have been, in material compliance with all health care Laws and Guidelines applicable to the Company or its Subsidiary or by which any of their respective properties, Business, Products or other Assets is bound or affected, including the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Exclusion Laws (42 U.S.C. § 1320a-7), the FD&C Act, the Medicare Program (Title XVIII of the Social Security Act), the Medicaid Program (Title XIX of the Social Security Act), the regulations and Guidelines promulgated pursuant to such Laws and any other similar Law (including any foreign Law), including, to the extent applicable, the collection and reporting requirements and the processing of any applicable rebate, chargeback or adjustment, under applicable rules and regulations relating to the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, Medicare average sales price reporting (42 U.S.C. § 1395w-3a), the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126) or under any state assistance program or U.S. Department of Veterans Affairs agreement, and any successor government programs (collectively, “Health Care Laws”). Neither Seller, the Company nor its Subsidiary has received any notification, correspondence or any other written or oral communication from any Governmental Authority, including the FDA, the Centers for Medicare and Medicaid Services and the Department of Health and Human Services Office of Inspector General, of potential or actual non-compliance by, or liability of, the Company or its Subsidiary, under any Health Care Laws.

(k) Other Agreements. Neither Seller, the Company nor the Company’s Subsidiary is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders or similar agreements with or imposed by any Governmental Authority, either within or outside the United States.

Section 2.16 Anti-Corruption. Neither the Company, the Company’s Subsidiary, their Affiliates, any of their respective officers, directors, employees, representatives, or agents, nor any other Person acting for or on behalf of the Company, the Subsidiary or their Affiliates, has offered, given, promised or authorized the giving of anything of value to:

(a) any official or employee of a Governmental Authority or public international organization, any political party or official thereof, any candidate for political office or any Person acting on behalf of such Governmental Authority, organization or party;

(b) any official or employee of an instrumentality of a Governmental Authority, including any enterprise owned or controlled by a Governmental Authority;

(c) any customer or other business counterparty;

(d) any physician, nurse, medical researcher, hospital employee, public university employee or other health care professional; or

(e) any other Person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any of the Persons described in the foregoing (a) through (d), for the purpose of: (i) influencing any action or decision of such Person in such Person’s official capacity, including a decision to fail to perform such Person’s official function or do any act in violation of such Person’s lawful duty; (ii) inducing such Person to use such Person’s influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority to assist the Company, its Subsidiary or their Affiliates in obtaining or retaining business for, with, or directing business to, any Person; or (iii) where such payment would constitute a bribe, kickback or other illegal or improper payment to assist the Company, its Subsidiary or their Affiliates in obtaining or retaining business for, with, or directing business to, any Person.

Section 2.17 Environmental Matters.

(a) Except as would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Company and its Subsidiary, taken as a whole:

(i) the Company and its Subsidiary are, and at all times have been, in compliance with all applicable Environmental Laws, do not have any liability under any applicable Environmental Law and are in possession of, and in compliance with, all Permits required under applicable Environmental Laws;

(ii) neither the Company nor its Subsidiary has received from any Person any notice of violation or alleged violation of any Environmental Law, other than any such violation or alleged violation that has been resolved or for which there are no additional obligations;

(iii) there is no Litigation, inquiry, investigation or audit by, from or of any Person relating to or arising under Environmental Laws that is pending or, to the Knowledge of Seller, threatened against the Company or its Subsidiary arising under any Environmental Law or any of their respective businesses, operations, Assets or Real Property; and

(iv) neither the Company nor its Subsidiary has Released Hazardous Substances at, under or from the Real Property, which requires investigation or remediation by the Company or its Subsidiary under applicable Environmental Laws.

(b) There are no unresolved or uncorrected violations in respect of any Permit required under any Environmental Law; no proceeding is pending or, to the Knowledge of Seller, threatened to revoke or limit any such Permit; and the consummation of the transactions contemplated by this Agreement will not result in the review, non-renewal, revision, major modification, revocation or termination of any such Permit or subject any such Permit to prior consent by any Governmental Authority.

(c) There have been no environmental investigations, studies, audits, tests, reviews, or other analyses conducted by, or which are in the possession of, the Seller, or the Company or its Subsidiary in relation to any property or facility now or previously owned or leased by the Company or its Subsidiary (or their predecessors) that have not been delivered to Buyer prior to the execution of this Agreement.

(d) Notwithstanding any of the representations and warranties contained elsewhere in this Agreement, the representations and warranties contained in this Section 2.17 are the sole and exclusive representations made by Seller relating to matters arising under Environmental Laws.

Section 2.18 Employees, Labor Matters, etc.

(a) Section 2.18 of the Seller Disclosure Letter contains a list, as of the date hereof, of (i) the name of each officer and employee of the Company or its Subsidiary, (ii) each other Person who has accepted an offer of employment made by the Company or its Subsidiary, but whose employment has not yet commenced and (iii) the names of each other Person to whom an offer of employment is outstanding by the Company or its Subsidiary, in each of cases (i), (ii) or (iii), together with each such Person’s actual or offered position or function, date of actual or proposed hire, seniority recognized to the extent preceding hire dates, status as active or non-active, annual base salary or wages, unused vacation days and any incentive or bonus arrangement.

(b) Neither the Company nor its Subsidiary is a party to or is otherwise bound by any collective bargaining agreement, and there are no labor unions or other organizations or groups representing, purporting to represent or attempting to represent any employees employed by the Company or its Subsidiary. As of the date hereof, there is no pending or, to the Knowledge of Seller, threatened strike, slowdown, picketing or work stoppage by, or lockout of, or other similar labor activity or organizing campaign with respect to, any employees of the Company or its Subsidiary.

(c) Neither the Company nor its Subsidiary has implemented any redundancy programs or severance arrangements.

(d) The Company and its Subsidiary are in material compliance with all applicable Laws, employment regulation orders and registered employment agreements respecting labor, employment, fair employment practices, terms and conditions of employment, employee classification, immigration, wage withholding and wages and hours.

(e) Neither the Company nor its Subsidiary is, or has in the past twelve (12) months been, subject to the requirements of the federal Worker Adjustment and Retraining Notification Act of 1988 (“WARN Act”), Millville Dallas Airmotive Plant Job Loss Notification Act, or any similar Law that would require advance notice (or payment in lieu of such notice) of any termination, layoff or other adverse employment action.

(f) All source deductions and other amounts required by applicable Laws and Guidelines to be deducted or withheld from remuneration payable to employees of the Company or its Subsidiary, and all employer premiums, contributions or amounts required by applicable Laws or Guidelines to be paid by the Company or its Subsidiary thereon or in respect thereof to any Governmental Authority, have been so deducted and withheld and remitted, paid or contributed in accordance with applicable Laws and Guidelines to the appropriate Governmental Authority on or before the due dates thereunder.

(g) Each Person listed in Section 2.18(g) of the Seller Disclosure Letter has entered into an agreement with the Company or its Subsidiary at or around the time of the beginning of such Person’s employment with the Company or its Subsidiary pursuant to which such Person has agreed to, in accordance with the terms and conditions of such agreement (including any applicable time periods relating to restrictive covenants), (i) hold the Company’s and its Subsidiary’s information confidential, (ii) refrain from soliciting for employment by any third party any employee of the Company or its Subsidiary and (iii) refrain from soliciting customers of the Company or its Subsidiary.

Section 2.19 Employee Benefit Plans and Related Matters; ERISA.

(a) Disclosure. Section 2.19(a) of the Seller Disclosure Letter lists all Company Benefit Plans. Seller has made available to Buyer (through access to Seller’s electronic data room) complete and correct copies of each such Company Benefit Plan (and, if applicable, related trust agreements, annuity contracts, insurance contracts and summary plan descriptions), all amendments thereto, the most recent IRS opinion letter (if any), the two most recent annual reports (including Form 5500 and any applicable schedules thereto) required to be filed in connection with any such Company Benefit Plan, and all communications between or among the Seller or Company and the IRS, Department of Labor or other Governmental Authority concerning any Company Benefit Plan.

(b) Qualification. Each Company Benefit Plan intended to be qualified under section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable opinion letter from the IRS and, to the Knowledge of Seller, there are no existing circumstances or events that would reasonably be expected to result in any revocation of, or a change to or non-issuance of, such opinion letter. Each Company Benefit Plan has been operated in all material respects in accordance with its terms and all applicable Laws and Guidelines.

(c) Liability; Compliance.

(i) Neither the Company nor its Subsidiary has ever sponsored, maintained, contributed to or had any obligation to contribute to any pension plan subject to Title IV of ERISA. Neither the Company nor its Subsidiary has incurred or will incur any liability under Title IV of ERISA as a result of being an ERISA Affiliate of another Person prior to the Closing.

(ii) Other than routine claims for benefits, there are no pending or, to the Knowledge of Seller, threatened claims by or on behalf of any participant in any of the Company Benefit Plans, or otherwise involving any Company Benefit Plan or the assets of any Company Benefit Plan; and none of the Company Benefit Plans is presently under audit or examination (nor has notice been received of a potential audit or examination) by the IRS, the Department of Labor, or any other Governmental Authority, domestic or foreign.

(iii) Neither the Company nor its Subsidiary has ever contributed to, been required to contribute to, or otherwise had any obligation or liability in connection with a Multiemployer Plan or a “multiple employer plan” within the meaning of section 4063 or 4064 of ERISA. Neither the Company nor its Subsidiary has incurred or will incur any liability in connection with a Multiemployer Plan or a “multiple employer plan” within the meaning of section 4063 or 4064 of ERISA as a result of being an ERISA Affiliate of another Person prior to the Closing.

(iv) Except as set forth in Section 2.19(c)(iv) of the Seller Disclosure Letter, (A) the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement will not (alone or in combination with any other event) result in an increase in the amount of compensation or benefits or the acceleration of the vesting or timing of payment of any compensation or benefits payable to or in respect of any current or former employee, officer, director or independent contractor of the Company or its Subsidiary or any increased or accelerated funding obligation with respect to any Company Benefit Plan and (B) no payment or deemed payment by the Company or its Subsidiary will arise or be made as a result (alone or in combination with any other event) of the execution, delivery and performance of this Agreement by the Company, or the consummation by the Company of the transactions contemplated by this Agreement, that would not be deductible pursuant to section 280G of the Code.

(v) Neither the Company nor its Subsidiary has engaged in a “prohibited transaction” within the meaning of section 406 of ERISA or section 4975 of the Code, and to the Knowledge of the Seller, no “prohibited transaction,” within the meaning of section 406 of ERISA or section 4975 of the Code, has occurred with respect to any Company Benefit Plan that could reasonably be expected to result in a material liability to the Company or its Subsidiary under section 406 of ERISA or section 4975 of the Code.

(vi) Neither the Company nor its Subsidiary has breached its fiduciary duty with respect to any Company Benefit Plan in a manner that would result in a material liability to the Company or its Subsidiary. To the Knowledge of the Sellers, no fiduciary (within the meaning of Section 3(21) of ERISA), has breached his or her fiduciary duty with respect to any Company Benefit Plan in a manner that would result in a material liability to the Company or its Subsidiary or otherwise has any liability in connection with any acts taken (or failed to be taken) with respect to the administration or investment of the assets of any Company Benefit Plan.

(vii) All assets of any Company Benefit Plan consist of cash and actively traded securities.

(viii) Except as set forth in Section 2.19 (c)(viii) of the Seller Disclosure Letter, neither the Company nor its Subsidiary has any obligation or liability in respect of post-retirement welfare benefits and no Company Benefit Plan provides for material post-employment welfare benefits (except COBRA or similar coverage required by applicable Law).

(ix) There are no claims against the Company or its Subsidiary for eligibility to participate in any employee benefit plan by any individual who has been classified by the Company or its Subsidiary as other than a common law employee (such as an independent contractor, leased employee or consultant), and to the Knowledge of the Seller, there are no facts that would reasonably be expected to give rise to such a claim if any individual so classified is subsequently reclassified (whether by the Company, its Subsidiary, a Governmental Authority or otherwise) as an employee of the Company or its Subsidiary. Neither the Company nor its Subsidiary have any “leased employees” within the meaning of section 414(n) of the Code.

Section 2.20 Tax Matters.

(a) Filing and Payment. All material Tax Returns required to be filed by, on behalf of or with respect to the Company or its Subsidiary have been duly and timely filed and are complete and correct. All material Taxes (whether or not reflected on such Tax Returns) required to be paid with respect to the Company or its Subsidiary have been duly and timely paid. All material Taxes required to be withheld by the Company or its Subsidiary have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Governmental Authority or properly set aside in accounts for such purpose.

(b) Procedure and Compliance. As of the date hereof, (i) no written agreement waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any material Taxes with respect to the Company or its Subsidiary, and no written power of attorney with respect to any such Taxes, has been filed or entered into with any Governmental Authority that is currently in effect; (ii) no material Taxes with respect to the Company or its Subsidiary are under audit, examination or investigation by any Governmental Authority; and (iii) no Governmental Authority has asserted in writing (A) any deficiency or violation with respect to material Taxes of the Company or its Subsidiary or any adjustment to material Taxes against the Company or its Subsidiary with respect to any taxable period for which the period of assessment or collection remains open or (B) any non-compliance with any Tax Laws.

(c) Closing Agreements and Consolidation. Neither the Company nor its Subsidiary (i) has received or applied for a Tax ruling or entered into a closing agreement pursuant to section 7121 of the Code (or any predecessor provision or any similar provision of state or local law), in either case that would be binding upon the Company or its Subsidiary after the Closing Date, (ii) is or has been during the past three (3) years a member of any affiliated, consolidated, combined or unitary group that includes any Person other than the Company and its Subsidiary for purposes of filing Tax Returns on net income or (iii) has any liability for the material Taxes of any Person (other than the Company and its Subsidiary) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law.

(d) Certain Events. Neither the Company nor its Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under section 481 of the Code (or any corresponding provision of state, local or foreign income Tax law), (ii) installment sale or open transaction disposition made on or prior to the Closing Date or (iii) election under section 108(i) of the Code.

(e) Listed Transactions. The Company has not participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(c) within the last five years.

Section 2.21 Insurance.

(a) Section 2.21(a) of the Seller Disclosure Letter sets forth a true, complete and accurate list as of the date hereof of all policies of insurance and fidelity bonds (collectively, “Insurance Policies”) that cover the Company, its Subsidiary or the Assets and for which the policy period has not yet ended. Seller has made available to Buyer (through access to Seller’s electronic data room) true, correct and complete copies of all Insurance Policies, together with all endorsements, schedules, amendments and similar documents related thereto. All Insurance Policies are in full force and effect, all premiums due and payable thereon have been paid in full on a timely basis, and the Company and its Subsidiary are in compliance in all material respects with the terms and conditions of such Insurance Policies. As of the date hereof, neither the Company nor its Subsidiary has asserted any material claim under any Insurance Policy for which any underwriter has denied coverage or reserved its right to deny coverage.

(b) As of the date hereof, except as disclosed in Section 2.21(b) of the Seller Disclosure Letter, to Seller’s Knowledge, there is no third-party claim or occurrence that the Company intends to submit for coverage under any Insurance Policy but has not yet done so.

(c) To the Seller’s Knowledge, as of the date hereof, there is no threatened cancellation, termination, avoidance, rescission, revocation or nonrenewal of any Insurance Policy for which the policy period has not yet ended.

Section 2.22 Finders’ Fees. Except for Jefferies and Company, Inc., whose fees and expenses shall be paid by Seller at or before the Closing, there is no investment banker, broker, finder or other intermediary retained by or authorized to act on behalf of Seller, the Company or its Subsidiary who might be entitled to any fee, commission or reimbursement from Buyer or any of its Affiliates (including, after the Closing, the Company and its Subsidiary) upon consummation of the transactions contemplated hereby. Neither the Company nor the its Subsidiary has paid, or is obligated to pay, any costs, fees or expenses in connection with this Agreement, the Escrow Agreement or the transactions contemplated hereby and thereby.

Section 2.23 Transactions with Affiliates. Section 2.23 of the Seller Disclosure Letter lists all agreements, arrangements and other commitments or transactions to which the Company or its Subsidiary, on the one hand, and Seller or any of its Affiliates (other than the Company or its Subsidiary), on the other hand, are parties or are otherwise bound or affected.

Section 2.24 Books and Records. The minute books and other similar records of the Company and its Subsidiary as made available to Buyer prior to the execution of this Agreement contain a true and complete record of all action taken at all meetings and by all written consents in lieu of meetings of the equity holders, the boards of directors and committees of the boards of directors (or similar governing bodies) of the Company and its Subsidiary. The stock transfer ledgers and other similar records of the Company and its Subsidiary as made available to Buyer prior to the execution of this Agreement accurately reflect all issuances, transfers, repurchases and cancellations prior to the execution of this Agreement in the capital stock of the Company and its Subsidiary.

Section 2.25 Accounts Receivable. Except as set forth in Section 2.25 of the Seller Disclosure Letter, the accounts and notes receivable of the Company and its Subsidiary reflected on the balance sheet included in the Audited Financial Statements, and all accounts and notes receivable arising subsequent to the Balance Sheet Date, (a) arose from bona fide sales transactions in the ordinary course of business and are payable on ordinary trade terms, (b) to Seller’s Knowledge, are legal, valid and binding obligations of the respective debtors enforceable in accordance with their terms, (c) are, to Seller’s Knowledge, collectible in the ordinary course of business consistent with past practice in amounts and on a schedule generally consistent with the Company’s and its Subsidiary’s past experience in respect of the collection of their respective accounts receivable during the six (6) months prior to the Reference Balance Sheet Date, (d) do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement and (e) as of the date hereof, are not the subject of any Litigation. Section 2.25 of the Seller Disclosure Letter sets forth a description of any security arrangements and collateral securing the repayment or other satisfaction of receivables of the Company or its Subsidiary.

Section 2.26 Inventory. All inventory of the Company and its Subsidiary reflected on the balance sheet included in the Audited Financial Statements consisted, and all such inventory acquired since the Balance Sheet Date consists, of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, subject to normal and customary allowances in the industry for spoilage, damage and outdated items, provided that the foregoing shall not be deemed a representation regarding any actual or potential sales that may be achieved by the Business. Except as disclosed in the notes to the Audited Financial Statements, all items included in the inventory of each of the Company and its Subsidiary is its property, free and clear of any Lien other than Permitted Liens, has not been pledged as collateral, is not held by it on consignment from others, and conforms in all material respects to all standards applicable to such inventory or its use or sale imposed by any Governmental Authority.

Section 2.27 Customers and Suppliers.

(a) Section 2.27(a) of the Seller Disclosure Letter sets forth (i) each customer who has paid aggregate consideration to the Company or its Subsidiary for goods or services rendered in an amount greater than or equal to $250,000 for the most recent fiscal year (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer during such period. As of the date hereof, neither Seller, the Company nor the Company’s Subsidiary has (x) received any written notice (not including third party posts or comments to social media sites) or, (y) to Seller’s Knowledge, any oral notice or notice through posts of comments to social media sites, that any of its Material Customers has ceased, or intends to cease after the Closing, to use its goods or services or to otherwise terminate or materially reduce its relationship with the Company or its Subsidiary.

(b) Section 2.27(b) of the Seller Disclosure Letter sets forth (i) each supplier to whom the Seller, the Company or the Company’s Subsidiary has paid consideration for goods or services rendered to the Company or its Subsidiary in an amount greater than or equal to $250,000 for the most recent fiscal year (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier during such period. As of the date hereof, neither the Seller, the Company nor the Company’s Subsidiary has (x) received any written notice (not including third party posts or comments to social media sites) or, (y) to Seller’s Knowledge, oral notice or notice through posts of comments to social media sites, that any of its Material Suppliers has ceased, or intends to cease, to supply goods or services to the Company or its Subsidiary or to otherwise terminate or materially reduce its relationship with the Company or its Subsidiary.

Section 2.28 Product Liability Claims; Product Recalls.

(a) As of the date hereof, neither Seller, the Company nor the Company’s Subsidiary, nor to Seller’s Knowledge, Q-Med, has received any written notice (not including third party posts or comments to social media sites) or, to Seller’s Knowledge, oral notice or notice through posts of comments to social media sites, from any Person regarding any actual, alleged, possible or potential claim by any Person or group of Persons, including any Governmental Authority, for money damages or any other form of relief, whether in law or equity, in respect of potential or actual injury or harm allegedly resulting from or due and owing in connection with the purchase, use, application of or defect (including alleged failure to warn) relating to any Product, irrespective of the legal theory of liability. Neither the Company nor its Subsidiary has any liability (whether accrued or not accrued, absolute or contingent, liquidated or unliquidated, due or to become due or otherwise), and no Product sold by the Company or its Subsidiary prior to the Closing Date will give rise to any such liability, in each case, to any Person or group of Persons, including any Governmental Authority, for money damages or any other form of relief, whether in law or equity, in respect of any injury or harm resulting from or due and owing in connection with the purchase, use, injection, application of (including alleged failure to warn in respect of) any Product or any defect in any Product. No injury or harm has occurred to any Person or group of Persons related to (i) any Product or (ii) the purchase, use, injection, application of (including alleged failure to warn in respect of) any Product or any defect in any Product and there is no set of facts in respect of any Product sold by the Company or its Subsidiary prior to the Closing Date that will give rise to any harm or injury to any Person or group of Persons in connection with the purchase, use, injection, application of (including alleged failure to warn in respect of) any such Product or any defect in any such Product.

(b) No Product has been the subject of any Recall.

Section 2.29 No Other Representations and Warranties; Schedules. Neither Seller, nor any of its Affiliates nor any of their respective officers, employees, agents or representatives makes or has made any express or implied representation or warranty on behalf of Seller other than those expressly made by Seller in or pursuant to this Agreement or in any document or certificate delivered by or on behalf of Seller in connection with this Agreement. Disclosure of any fact or item in any Section of the Seller Disclosure Letter shall not necessarily mean that such item or fact is material to the business or financial condition of the Company and its Subsidiary individually or taken as a whole.

ARTICLE 3

Representations and Warranties of Buyer

Buyer represents and warrants to Seller as follows:

Section 3.1 Corporate Status. Buyer is a corporation validly existing and in good standing under the laws of California.

Section 3.2 Corporate and Governmental Authorization.

(a) Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the Escrow Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Escrow Agreement by Buyer, the performance of Buyer’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action of Buyer. Buyer has duly executed and delivered this Agreement and on the Closing Date will have duly executed and delivered the Escrow Agreement. This Agreement constitutes, and the Escrow Agreement when so executed and delivered by Buyer will constitute, the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its respective terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (whether considered at law or in equity).

(b) The execution, delivery and performance of this Agreement and the Escrow Agreement by Buyer, and the consummation of the transactions contemplated hereby and thereby, require no action by or in respect of, or filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act and (ii) any actions or filings under Laws set forth in Section 3.2(b) of the Buyer Disclosure Letter.

Section 3.3 Non-Contravention. The execution and delivery of this Agreement and the Escrow Agreement by Buyer, and the performance of its obligations hereunder and thereunder do not (a) conflict with or result in any violation or breach of any provision of any of the Organizational Documents of Buyer, (b) assuming compliance with the matters referred to in Section 3.2(b), conflict with or result in any violation or breach of any provision of any applicable Law or (c) require any consent or other action by any Person under any provision of any material agreement or other instrument to which Buyer is a party.

Section 3.4 Purchase for Investment. Buyer is purchasing the Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and is capable of bearing the economic risks of such investment. Buyer acknowledges that the Shares have not been registered under the Securities Act of 1933, as amended, or any state or foreign securities Laws, and agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act of 1933, as amended, except pursuant to an exemption from such registration thereunder, and without compliance with foreign securities Laws, in each case, to the extent applicable.

Section 3.5 Litigation. There is no Litigation pending against, or, to the Knowledge of Buyer, threatened against or affecting, Buyer before any court or arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin or materially delay the transactions contemplated by this Agreement.

Section 3.6 Sufficient Funds. Buyer has, and, at the Closing, Buyer will have, sufficient funds available to consummate the transactions contemplated hereby and to pay the Purchase Price and all fees and expenses related to the transactions contemplated by this Agreement with respect to which Buyer or any of its Affiliates are responsible.

Section 3.7 Finders’ Fees. Except for Wells Fargo Securities, LLC, whose fees and expenses shall be paid solely by Buyer at or before Closing, there is no investment banker, broker, finder or other intermediary retained by or authorized to act on behalf of Buyer who might be entitled to any fee, commission or reimbursement from Seller or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 3.8 No Additional Representations; Inspection. Buyer acknowledges and agrees that neither Seller nor any of its Affiliates is making or has made any representation or warranty whatsoever, express or implied, including any implied warranty of merchantability or suitability, as to the Company, its Subsidiary or the Assets, other than the representations and warranties expressly made by Seller in or pursuant to this Agreement or in any document or certificate delivered by or on behalf of Seller in connection with this Agreement. Buyer acknowledges and agrees that any cost estimates, projections and predictions contained or referred to in the materials that have been provided or made available to Buyer by or on behalf of Seller are not and shall not be deemed to be representations or warranties of Seller or any of its Affiliates. Buyer acknowledges and agrees that it has made its own inquiry and investigations into and, based thereon, has formed an independent judgment concerning the Company, its Subsidiary, the Business and the Assets.

ARTICLE 4

Certain Covenants

Section 4.1 Conduct of the Business. From the date hereof until the Closing, except as otherwise expressly permitted or required by this Agreement, the Escrow Agreement or as set forth in Section 2.8 or Section 4.1 of the Seller Disclosure Letter, or otherwise requested or consented to in writing by Buyer, Seller shall cause the Company and its Subsidiary to conduct the Business in the ordinary course consistent with past practice and Seller shall not permit the Company or its Subsidiary to:

(a) amend its Organizational Documents, or take or authorize any action to wind up its affairs or dissolve;

(b) amend any Company Benefit Plan in any material respect or establish any new arrangement that would (if it were in effect on the date hereof) constitute a Company Benefit Plan or take any action to increase the rate of compensation of its employees or officers, other than, in each case, in the ordinary course of business in a manner consistent with past practice or to the extent required under any Company Benefit Plan or other contractual arrangement or by applicable Law; provided, that nothing in this

Section 4.1 shall limit the right of the Company, its Subsidiary or Seller to, upon seven (7) days’ prior written notice to Buyer, (i) amend the Phantom Plan or (ii) establish or enter into or amend any plan arrangement or agreement providing for any Transaction Bonus Payments, in each case so long as Seller is wholly liable through the adjustments to the Purchase Price contemplated in this Agreement or otherwise for all costs (without regard to any Tax impact arising therefrom, except as explicitly set forth in Section 4.5(e)) of any such amendment to the Phantom Plan or any provision of Transaction Bonus Payments;

(c) except as provided in Section 4.1(b), issue, sell or grant options, warrants or rights to purchase or subscribe to, enter into any arrangement or contract with respect to the issuance or sale of, or redeem or repurchase any Company Securities or any Subsidiary Securities or make any changes (by combination, reorganization or otherwise) in the capital structure of the Company or its Subsidiary;

(d) fail to use commercially reasonable efforts to (i) preserve intact the present business organization and reputation of the Company or its Subsidiary, (ii) maintain the Assets and Real Property of the Company and its Subsidiary in good working order and condition, ordinary wear and tear excepted, (iv) maintain the good will of customers and suppliers and other Persons with whom it otherwise has significant business relationships and (v) continue all current sales, marketing and promotional activities relating to the Business and each Product;

(e) license or sublicense any Licensed Q-Med Patent Rights, any other Patent Rights or Know How controlled by the Company or its Subsidiary, or Product Trademark or any Other Intellectual Property controlled by the Company or its Subsidiary, or grant any other right in respect of any such intellectual property;

(f) sell, assign, transfer, pledge or encumber, or grant any Lien (other than a Permitted Lien) on, any of its Assets, except in the ordinary course of business;

(g) cancel, terminate or materially reduce the amount of any insurance coverage without obtaining comparable substitute insurance coverage;

(h) make any material change to its accounting policies or practices, except as required by GAAP or applicable Law;

(i) merge or consolidate with any other Person;

(j) except as provided in Section 4.1(b), enter into or assume any Material Contract or any agreement that would be a Material Contract if it existed as of the date hereof, other than any such agreements entered into in the ordinary course of business, or amend (other than by any consent contemplated by Section 4.3(a) hereof in the most recent form provided to Buyer prior to the date hereof) or terminate any Material Contract;

(k) incur any Indebtedness, other than trade accounts payable incurred in the ordinary course of business;

(l) make any capital expenditures or commitments for capital expenditures, other than in the ordinary course of business consistent with past practice or pursuant to the Company’s current capital expenditures budget;

(m) forgive, cancel or compromise any material debt or claim, or waive or release any right of material value;

(n) fail to pay, perform or satisfy, when due, any material liability or obligation of the Company or its Subsidiary (other than any such liability that is being contested in good faith);

(o) fail to use commercially reasonable efforts to keep current and in place Regulatory Approvals relating to each Product;

(p) fail to use commercially reasonably efforts to preserve, defend and enforce the interest of the Company and its Subsidiary in their respective intellectual property rights or Regulatory Documentation related to any Product;

(q) settle or compromise any material Litigation;

(r) hire any employee other than as a replacement for an employee whose employment has been terminated since the date hereof; or

(s) agree or commit to do any of the foregoing.

Section 4.2 Access to Information.

(a) From the date hereof until the Closing, Seller shall (i) give Buyer, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the Company and its Subsidiary, (ii) furnish to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Company and its Subsidiary as such Persons may reasonably request and (iii) instruct the employees, counsel and financial advisors of Seller and Seller’s Affiliates to cooperate with Buyer in connection with the Closing and Buyer’s preparation to integrate the Company and its Subsidiary into Buyer’s organization following the Closing.

(b) From the date hereof until the Closing, Seller shall provide Buyer promptly with any correspondence or notice received by it or the Company that would have been required to be disclosed under any provision in this Agreement if it had been received as of the date hereof.

(c) From the date hereof until the Closing, Seller shall provide Buyer (i) no later than thirty (30) days following the end of each calendar month, unaudited financial statements of the Seller, in a form consistent with the past practice of the Company, for such month and (ii) no later than ten (10) Business Days following the end of each calendar month, Product sales information for such preceding month.

Section 4.3 Third Party Consents; Governmental Approvals.

(a) Seller and Buyer shall use commercially reasonable efforts to obtain consents from those Persons, if any, listed on Section 4.3 of the Seller Disclosure Letter as promptly as possible. In furtherance of the foregoing, Buyer agrees to provide such non-monetary assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Person whose consent or approval is sought hereunder.

(b) Seller and Buyer shall cooperate to make, in the most expeditious manner practicable, all filings and applications with and to, and obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of, applicable Governmental Authorities to consummate the transactions contemplated by this Agreement. In furtherance of the foregoing, Seller and Buyer shall (i) file or cause to be filed as promptly as practicable, but in no event later than ten (10) Business Days following the execution and delivery of this Agreement, with the United States Federal Trade Commission (the “FTC”), the United States Department of Justice (the “DOJ”) and any other applicable Governmental Authority all notification and report forms that may be required for the transactions contemplated hereby and thereafter provide as promptly as practicable any supplemental information requested in connection therewith pursuant to the HSR Act or any other Competition Law and (ii) include in each such filing, notification and report form referred to in the immediately preceding clause (i) a request for early termination or acceleration of any applicable waiting or review periods, to the extent available under the applicable Competition Law. In connection therewith, Seller and Buyer shall (A) furnish to the other party such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act and other Competition Laws, (B) subject to applicable Laws, provide the other party with a draft of any filing or submission and a reasonable opportunity to review such draft before making or causing to be made such filing or submission, and consider in good faith the views of such other party regarding such filing or submission and (C) not extend any applicable waiting or review periods or enter into any agreement with a Governmental Authority to delay or not to consummate the transactions contemplated hereby to be consummated on the Closing Date, except with the prior written consent of the other party, (D) not have any substantive contact with any Governmental Authority in respect of any filing or proceeding contemplated by this Section 4.3(b) unless they have engaged in prior consultation with the other party and, to the extent permitted by such Governmental Authority, given the other party the opportunity to participate and (E) keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other applicable Governmental Authority. Buyer and Seller further agree to (x) cooperate in the preparation and filing of any filings that may be required under the HSR Act or any other Competition Law, provided, that notwithstanding the foregoing, in no event shall Buyer have any obligation to sell or otherwise dispose or divest any particular or specified assets, category of assets or businesses in connection herewith, (y) subject to the proviso in clause (x), comply with all requirements under the HSR Act and any other Competition Law applicable to the transactions contemplated hereby, including giving such reasonable undertakings as may be required in connection therewith and (z) contest any legal proceeding relating to the transactions contemplated hereby. Buyer shall be responsible for paying the filing fee required under the HSR Act or any other Competition Law.

Section 4.4 Further Assurances. From time to time after the Closing Date, at the request of another party, without further consideration and at the expense of the party so requesting, each of the parties shall execute and deliver to such requesting party, or shall cause to be executed and delivered to such requesting party, such additional instruments or documents, and shall take or cause to be taken such other action, as such requesting party may reasonably request in order to consummate more effectively the transactions contemplated hereby.

Section 4.5 Employees and Employee Benefits.

(a) For a period beginning on the Closing Date and continuing thereafter for twelve (12) consecutive months (the “Continuation Period”), Buyer shall provide, or shall cause the Company and its Affiliates to provide, employees of the Company or its Subsidiary as of the Closing who continue employment with the Company or its Subsidiary following the Closing (collectively, the “Company Employees”) with compensation (including rates of annual base salary or wage level and annual cash bonus opportunities, to the extent applicable, but not including change in control benefits or any other equity-based compensation) and employee benefits that are substantially comparable, in the aggregate, to the compensation and employee benefits provided to similarly situated employees of the Buyer; provided, that nothing herein shall be deemed to limit the right of Buyer, the Company or any of their respective Affiliates to (A) terminate the employment of any Company Employee at any time, (B) change or modify the terms or conditions of employment for any Company Employee or (C) change or modify any employee benefit plan or arrangement in accordance with their terms.

(b) For purposes of eligibility and vesting (but not for benefit accrual) under the employee benefit plans, programs and arrangements established or maintained by Buyer, the Company and their respective Affiliates in which Company Employees may be eligible to participate after the Closing (the “New Benefit Plans”), each Company Employee shall be credited with the same amount of service as was credited by the Company and its Affiliates as of the Closing under similar or comparable Company Benefit Plans; provided, that such crediting of service shall not operate to duplicate any benefit or the funding of any benefit. In addition, and without limiting the generality of the foregoing, (i) with respect to any New Benefit Plans in which the Company Employees may be eligible to participate following the Closing, each Company Employee will be eligible to participate in such New Benefit Plans to the extent coverage under such New Benefit Plans replaces coverage under a similar or comparable Company Benefit Plan in which such Company Employee was eligible to participate prior to the Closing (such plans, collectively, the “Old Benefit Plans”) and (ii) for purposes of each New Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Buyer, the Company and its Subsidiary shall use reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Benefit Plan to be waived for such Company Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any similar or comparable Company Benefit Plan. Buyer, the Company and its Subsidiary shall use reasonable efforts to cause any eligible expenses incurred by such Company Employee and his or her covered dependents during the portion of the plan year of the Old Benefit Plan ending on the date such Company Employee’s participation in the corresponding New Benefit Plan begins to be taken into account under such New Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Benefit Plan.

(c) Buyer shall, or shall cause the Company and its Subsidiary to, honor all Company Benefit Plans in accordance with their terms as in effect immediately prior to the Closing; provided, that nothing in this Agreement will prohibit the Buyer, the Company or the Company’s Subsidiary from amending or terminating any benefit plan or arrangement covering any Company Employees on or after the Closing Date.

(d) With respect to any Company Employee whose employment is terminated by Buyer, the Company or any of their respective Affiliates during the six (6) months following the Closing Date, Buyer shall provide, or shall cause its Affiliates to provide, severance benefits to such Company Employee, which shall be determined and payable in accordance with the severance benefit plan or agreement maintained by Seller or any of its Affiliates for the benefit of such Company Employee immediately prior to the Closing Date, taking into account all service with Seller, Buyer and their respective Affiliates in determining the amount of severance benefits payable; provided, that notwithstanding anything to the contrary in this Agreement, under no circumstances shall Buyer or any of its Affiliates be responsible for providing severance benefits to any Control Employee pursuant to the employment agreement to which such Control Employee is a party or otherwise.

(e) At least seven (7) days before the Closing Date, Seller shall provide Buyer a schedule (the “Payment Schedule”) containing the following:

(i) the name of each Person who is thereafter, including at or after the Closing, entitled to receive from the Company or its Subsidiary, including in connection with or as a result of the Closing, (A) any payment under the Phantom Plan, (B) any bonus compensation for the year ended December 31, 2011 (excluding, for avoidance of doubt, Sales Commission Amounts) or (C) any Transaction Bonus Payment;

(ii) the amount of each payment contemplated by clause (i) of this Section 4.5(e);

(iii) for each payment contemplated by clause (i) of this Section 4.5(e), the amount of any employer payroll or other Taxes (that are not required to be withheld from any such payment) payable or to become payable by the Company or its Subsidiary in connection with such payment;

(iv) the sum of (A) each amount specified in clause (ii) of this Section 4.5(e) plus (B) each amount specified in clause (iii) of this Section 4.5(e); and

(v) the date on which payments described in clause (ii) of this Section 4.5(e) are required to be made.

(f) Buyer shall cause the Company to make the payments to the Persons named on the Payment Schedule and in the respective amounts specified for each such Person when and as such payments become due.

(g) At least two (2) days before the Closing Date, Seller shall accrue on the balance sheet of the Company or its Subsidiary, as applicable, all amounts payable after the Closing by the Company or its Subsidiary as Sales Commission Amounts.

(h) Prior the Closing Date, Seller shall amend the Phantom Plan to provide that, effective as of the Closing, (i) the only liabilities, rights and obligations of any Person thereunder shall be for the Company to make the Phantom Plan payments set forth on the Payment Schedule and for the Phantom Plan participants to receive such payments and (ii) upon the making of such payments, the Phantom Plan shall terminate without further obligation or liability of any Person thereunder.

(i) On or before the Closing Date, Seller shall provide Buyer with a true, correct and complete list of all employees whose employment has been terminated within ninety (90) days preceding the Closing Date, or whose work hours have been reduced within six (6) months preceding the Closing Date; such list will indicate the employee’s name, site of employment, position or job title, starting date of employment, and date of employment loss, termination or layoff, and, if applicable, the amount of hour reduction for each calendar month during the six (6) month period preceding the Closing Date. Subject to Seller providing the list described in the preceding sentence, Buyer shall be responsible for compliance with the WARN Act and any similar applicable Law or plan provision with respect to employment of the Company Employees by Buyer on and after the Closing Date. The parties will use reasonable efforts to cooperate in good faith with regard to any notification that may be required by the WARN Act or other similar applicable Law as a result of the transactions contemplated by this Agreement.

(j) During the COBRA Continuation Coverage Period, Buyer shall provide each Control Employee with medical coverage in New Jersey that is substantially the same as such Control Employee was receiving immediately prior to the Closing. For purposes of this Section 4.5(j) the “COBRA Continuation Coverage Period” shall mean, with respect to each Control Employee, the period beginning on the Closing Date and ending on the earlier of (x) the eighteen (18) month anniversary of the Closing Date and (y) the period during which the such Covered Employee pays the applicable premiums for such coverage. As a condition to the receipt of such coverage, such Control Employee shall be required to complete the customary process for COBRA coverage and pay the applicable premium cost.

(k) This Section 4.5 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and, nothing in this Section 4.5, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 4.5.

Section 4.6 Public Announcements. Except for the previously agreed press releases to be issued by each of Seller and Buyer on the date hereof, from the date hereof to the Closing Date, except as required by applicable Law or stock exchange rules, neither Buyer nor Seller shall make, or permit any of their Affiliates or representatives to make, any public announcement in respect of this Agreement, the Escrow Agreement or the transactions contemplated hereby without the prior written consent of the other party.

Section 4.7 Indemnification of Officers and Directors; Insurance.

(a) For a period of six (6) years following the Closing Date, Buyer shall cause the Organizational Documents of the Company and its Subsidiary to maintain provisions no less favorable with respect to indemnification for their respective directors and officers for acts or omissions by such individuals in their capacity as directors or officers prior to the Closing Date than are set forth in such documents of the Company and its

Subsidiary as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for such period in any manner that would adversely affect the rights thereunder of individuals who, at or prior to the Closing Date, were directors or officers of the Company or its Subsidiary or who were otherwise entitled to indemnification pursuant to such documents (such individuals, collectively, the “Covered Persons”). Buyer agrees that the Covered Persons shall be third party beneficiaries with respect to Buyer’s obligations under this Section 4.7.

(b) At or prior to Closing, Seller shall make such payments of premiums and other arrangements as are required to obtain and cause to be maintained in effect after the Closing Date the insurance coverage set forth in Section 4.7(b) of the Seller Disclosure Letter for the periods of time and having the terms set forth in such Section 4.7(b) of the Seller Disclosure Letter. Such insurance coverage as so extended shall contain terms and conditions that are no less advantageous to Covered Persons than the Insurance Policies.

Section 4.8 Tax Matters.

(a) All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement and the Escrow Agreement (including any real property transfer Tax and any similar Tax) shall be paid when due 50% by Seller (which, for the avoidance of doubt, shall be paid from the Escrow Account) and 50% by Buyer, and Buyer will file all necessary Tax Returns and other documentation with respect to all such Taxes and fees, and Seller will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(b) Without the prior written consent of Seller, prior to the 16-month anniversary of the Closing (or if the Tax Audit Closure shall not have occurred at least sixty (60) days prior to the 16-month anniversary of the Closing Date, then until sixty (60) days following the date of the Tax Audit Closure), neither Buyer, the Company, its Subsidiary nor any of their Affiliates shall make or change any Tax election, adopt or change any accounting method, file any amended Tax Return or surrender any right to claim a refund of Taxes if such election, adoption, change, amendment or surrender would have the effect of increasing the liability of Seller pursuant to this Agreement.

(c) Buyer and Seller shall (and shall cause their respective Affiliates to) (i) provide the other party and its Affiliates with such assistance as may be reasonably requested in connection with the preparation of any Tax Return or any audit or other examination by any taxing authority or any judicial or administrative proceeding relating to Taxes and (ii) retain (and provide the other party and its Affiliates with reasonable access to) all records or information which may be relevant to such Tax Return, audit, examination or proceeding; provided, that the foregoing shall be done in a manner so as not to interfere unreasonably with the conduct of the business of the parties.

(d) Without Seller’s prior written consent (which consent may be withheld in Seller’s sole discretion), Buyer shall not, and shall cause its Affiliates not to, make any election in connection with the transactions contemplated herein under Section 338 of the Code (or any similar provision of state, local or foreign law) in respect of the Company or its Subsidiary.

(e) Unless and until any claim for indemnification pursuant to Section 7.5 is made in respect of the Tax Audit, Buyer shall conduct and control the Tax Audit and keep Seller reasonably informed on the progress of the Tax Audit.

(f) Buyer shall be entitled to reimbursement from the Escrow Account of its reasonable, out-of-pocket expenses incurred in connection with Buyer’s conduct or control of the Tax Audit from amounts available in the Escrow Account, in the aggregate amount not to exceed $200,000 (under this section or as a Loss pursuant to Section 7.2), by providing one or more written notices (each, a “Reimbursement Notice”) to the Escrow Agent (with a copy to Seller) requesting such reimbursement. If Seller notifies both Escrow Agent and Buyer that it does not dispute the claim for reimbursement described in a Reimbursement Notice or fails to notify both Escrow Agent and Buyer within thirty (30) days of receipt of a copy of a Reimbursement Notice whether Seller disputes the reimbursement requested in such Reimbursement Notice, the reimbursement requested in such Reimbursement Notice shall be conclusively deemed payable to Buyer hereunder and the Escrow Agent shall promptly pay such amount to Buyer from amounts remaining in the Escrow Account. If Seller timely disputes any part of Buyer’s claim for such reimbursement, Seller shall provide written notice to both Escrow Agent and Buyer within thirty (30) days of receipt of such Reimbursement Notice and such Seller notice shall contain an explanation in reasonable detail of the reasons for such dispute. Any amounts claimed for reimbursement by Buyer in a Reimbursement Notice that are not disputed by Seller shall be conclusively deemed payable to Buyer hereunder and the Escrow Agent shall promptly pay such amounts to Buyer from amounts remaining in the Escrow Account. With respect to any amounts timely disputed by Seller in accordance herewith, Seller and Buyer shall proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within thirty (30) days following Seller’s written notice that it disputes any part of Buyer’s claim for reimbursement, such dispute shall be resolved by Litigation in a court of competent jurisdiction in accordance with Section 9.5.

(g) Buyer shall timely prepare and file all Tax Returns in respect of the Company or its Subsidiary for any Pre-Closing Tax Period. No later than thirty (30) days prior to the due date for filing any Tax Returns, Buyer shall submit any such Tax Returns that are to be filed after the date hereof to Seller for review prior to filing. Buyer will not take any position on such Tax Returns that is inconsistent with its past custom and practice. Seller and Buyer agree to consult in good faith on any issue arising as a result of Seller’s review of such Tax Returns.

Section 4.9 Non-Compete; Non-Solicitation; Non-Disparagement.

(a) Seller shall, and shall cause its Affiliates to, for a period of [*] years from the Closing Date, refrain from, either alone or in conjunction with any other Person, directly or indirectly through its present or future Affiliates:

(i) employing, engaging or seeking to employ or engage any Person who within the prior twelve (12) months had been an officer or employee of the Company or its Subsidiary, provided that the restriction in this Section 4.9(a)(i) shall not apply in respect of the employing, engaging or seeking to employ or engage (A) any Control Employee or any officer or employee of the Company or its Subsidiary listed in Section 4.9(a)(i) of the Seller Disclosure Letter; (B) any officer or employee who involuntarily ceases to be an officer or employee of the Company or its Subsidiary within ninety (90) days following the Closing (it being agreed by the parties hereto that any officer or employee required to relocate to a location in excess of twenty-five (25) miles from such officer’s or employee’s current working location, and fails to so relocate, shall be included in this clause (B)); or (C) any officer or employee who ceases to be an officer or employee of the Company or its Subsidiary at the end of a specific transitional employment period agreed as between the Buyer, the Company or its Subsidiary, on the one hand, and such officer or employee, on the other hand; or

(ii) causing or attempting to cause (A) any client, customer or supplier of the Company or its Subsidiary to terminate or materially reduce its business with the Company or its Subsidiary or (B) any officer, employee or consultant of the Company or its Subsidiary to resign or sever a relationship with the Company or its Subsidiary; provided, that a general employment solicitation by Seller shall not be deemed to be a violation of this Section 4.9(a)(ii)(B).

(b) Seller shall, and shall cause its Affiliates to, for a period of [*] years from the Closing Date, refrain from, either alone or in conjunction with any other Person, directly or indirectly through its present or future Affiliates, (i) participating or engaging in (other than through the ownership of 5% or less of any class of securities registered under the Securities Exchange Act of 1934, as amended) directly or indirectly, a Competitive Business, or (ii) otherwise lending assistance (financial or otherwise) to any Person participating or engaged in a Competitive Business; provided that the foregoing limitations shall not be interpreted to prohibit Kelso & Company (or any of its Affiliates) from disclosing to any investor in its funds (A) historical financial information regarding the performance of its investment in Seller or the Company in periodic reports to its investors and (B) information that is not proprietary to the Company or its Subsidiary

*	Confidential treatment requested; certain information filed separately with the SEC.

regarding Kelso & Company’s dealings with the Control Employees, including the history leading to its investment in Seller in 2009. The provisions of this Section 4.9(b) shall not apply to any action taken in an individual capacity (including as an employee of a third party) by an employee of Seller or the Company or its Subsidiary as of the date hereof without the participation of Seller or its present or future Affiliates (which term, for the avoidance of doubt, shall not, for the purposes of this Section 4.9(b), include employees of the Seller or the Company or its Subsidiary as of the date hereof).

(c) Each of Buyer and Seller shall, and shall cause their respective Affiliates to, for a period of [*] years from the Closing Date, refrain from, either alone or in conjunction with any other Person, directly or indirectly through their respective present or future Affiliates make any comment or statement (whether oral or in writing) (i) to the media (in any form), (ii) to employees of the Company or its Subsidiary, (iii) to any individual or entity with whom the Company or its Subsidiary has or could reasonably be expected to have a business relationship or (iv) in any book, magazine, newspaper, website or other written publication, which comment or statement is disparaging, (A) in the case of Buyer, to Seller or any of its Affiliates, or any Person who was, as of the Closing Date, one of its officers, directors or members or (B) in the case of Seller, to Buyer, the Company, the Company’s Subsidiary or any of their respective Affiliates, or any Person who was, as of the Closing Date, one of their respective officers, directors or members, except, in each case, for truthful statements required by applicable Laws.

(d) The parties hereto recognize that the Laws and public policies of the various states of the United States and the other jurisdictions throughout the rest of the world may differ as to the validity and enforceability of covenants similar to those set forth in this Section 4.9. It is the intention of the parties that the provisions of this Section 4.9 be enforced to the fullest extent permissible under the Laws and policies of each jurisdiction in which enforcement may be sought, and that the unenforceability (or the modification to conform to such Laws or policies) of any provisions of this Section 4.9 shall not render unenforceable, or impair, the remainder of the provisions of this Section 4.9 or any other provision in this Agreement. Accordingly, if any provision of this Section 4.9 shall be determined to be invalid or unenforceable, such invalidity or unenforceability shall be deemed to apply only with respect to the operation of such provision in the particular jurisdiction in which such determination is made and not with respect to any other provision or jurisdiction.

(e) The parties hereto acknowledge and agree that any remedy at Law for any breach of the provisions of this Section 4.9 would be inadequate, and the parties hereto hereby consent to the granting by any court of an injunction or other equitable relief, without the necessity of actual monetary loss being proved, in order that the breach or threatened breach of such provisions may be effectively restrained.

*	Confidential treatment requested; certain information filed separately with the SEC.

Section 4.10 Affiliate Transactions. Immediately prior to the Closing, all Indebtedness and other amounts owing by Seller, or any officer, director or Affiliate of Seller (other than the Company or the Company’s Subsidiary) on the one hand, to the Company or the Company’s Subsidiary, on the other hand, shall be paid in full and, except as otherwise contemplated by this Agreement, Seller shall terminate or shall cause to be terminated each agreement with respect to any inter-company Indebtedness and each other agreement between the Company or the Company’s Subsidiary, on the one hand, and Seller, or any officer, director or Affiliate or Seller (other than the Company or the Company’s Subsidiary), on the other hand. Prior to the Closing, the Company or the Company’s Subsidiary shall not, except as otherwise required or explicitly permitted herein (including pursuant to Section 5.2(h)), enter into any agreement or amend or modify any existing agreement, and shall not engage in any transaction outside the ordinary course of business consistent with past practice or not on an arm’s-length basis, with Seller or any officer, director or Affiliate of Seller.

Section 4.11 Transfer of Assets. Prior to the Closing Date, Seller shall transfer to the Company or the Company’s Subsidiary, in a manner and pursuant to documentation reasonably satisfactory to Buyer and without additional consideration or additional representations by Seller other than as set forth herein or as necessary or customary to effect such transfer, all properties, licenses, leases, agreements or other assets owned by Seller or held in its name that are necessary to or used in connection with the operation of the Business or related to any Product, including those set forth in Section 4.11 of the Seller Disclosure Letter.

Section 4.12 No Solicitation or Negotiation. Seller agrees that between the date of this Agreement and the earlier of the Closing and the termination of this Agreement, Seller shall not, and shall cause each of the Company, the Company’s Subsidiary and their respective Affiliates, managers, officers, directors, representatives and agents not to, directly or indirectly, (a) solicit, initiate, consider, encourage or accept any other proposals or offers from any Person (other than Buyer) relating to (i) any acquisition or purchase, however structured, of all or any portion of Seller’s equity securities, the Company Securities, the Subsidiary Securities or the Assets (other than the sale of the Products in the ordinary course of business consistent with past practice), (ii) any merger, consolidation, business combination, recapitalization, reorganization or other extraordinary business transaction involving or otherwise relating to Seller, the Company or the Company’s Subsidiary or (iii) any license or sublicense of any Know-How controlled by the Company or its Subsidiary or Product Trademark, or grant of any other right in respect of any such intellectual property right or (b) participate in any discussions, conversations, negotiations and other communications regarding, or furnish to any other Person (other than Buyer) any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person (other than Buyer) to seek to do any of the foregoing. Seller immediately shall, and shall cause the Company and the Company’s Subsidiary and each of its and their respective Affiliates, managers, officers, directors, representatives and agents to, cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons (other than Buyer) conducted heretofore with respect to any of the foregoing. Seller shall notify Buyer immediately if any such proposal or offer, or any inquiry or other contact with any Person (other than Buyer) with respect thereto, is made and shall, in any such notice to Buyer, indicate in reasonable detail the identity of the Person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or other contact (and shall provide any written copy thereof to Buyer). Seller agrees not to, and to cause the Company and the Company’s Subsidiary not to, without the prior written consent of Buyer, release any Person from, or waive any provision of, any confidentiality or standstill agreement to which Seller, the Company or the Company’s Subsidiary is a party.

Section 4.13 Product Liability Insurance. At or prior to Closing, Buyer shall make such payments of premiums and other arrangements as are required to obtain the insurance coverage set forth in Section 4.13 of the Buyer Disclosure Letter for the periods of time and having the terms set forth in such Section 4.13 of the Buyer Disclosure Letter or substantially similar coverage.

Section 4.14 Fulfillment of Conditions. Buyer and Seller shall (a) execute and deliver at the Closing the Escrow Agreement and each other document or certificate that Buyer or Seller is required hereby to execute and deliver as a condition to the Closing, and (b) use their respective reasonable best efforts to satisfy, or cause to be satisfied, each other condition to their respective obligations to consummate the transactions contemplated hereby as set forth in Article 5; provided, that the requirements set forth in this Section 4.14 shall not expand any party’s obligations with respect to any specified matter herein as to which such party is under an obligation to use commercially reasonable efforts.

ARTICLE 5

Conditions Precedent

Section 5.1 Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of the following conditions:

(a) HSR Act Notification. The notifications of Buyer and Seller pursuant to the HSR Act, if any, shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated.

(b) No Injunction, etc. Consummation of the transactions contemplated hereby or by the Escrow Agreement shall not have been restrained, enjoined or otherwise prohibited or made illegal by any applicable Law.

Section 5.2 Conditions to Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of the following additional conditions:

(a) Representations; Performance of Sellers. The representations in Section 2.4 and 2.5 shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date with the same effect as though made at and as of such time. Each Fundamental Representation of Seller contained in Article 2 (other than the representations in Section 2.4 and 2.5) of this Agreement shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date with the same effect as though made at and as of such time. All other representations and warranties of Seller contained in this Agreement and each document or certificate delivered by or on behalf of Seller in connection with this Agreement (without giving effect to any limitations as to “materiality” or “Material Adverse Effect” set forth therein) shall be true and correct at and as of the Closing Date with the same effect as though made at and as of such time (except for representations that are as of a specific date, which representations shall be true and correct in all material respects as of such date), except where all failures to be so true and correct would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. Seller shall have in all material respects duly performed and complied with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Seller at or prior to the Closing.

(b) Adverse Claims; Litigation. No Litigation shall have been filed and be pending, no Governmental Authority shall have notified Buyer, Seller or the Company in writing of its intention to commence, or recommend the commencement of, Litigation and no Law shall have been enacted, entered, enforced, promulgated or issued with respect to or deemed applicable to, which in any case (i) seeks or purports to challenge, prohibit, limit, delay, restrain or impose damages arising from the consummation of the transactions contemplated by this Agreement or the Escrow Agreement or (ii) which claims ownership to the Shares or any Subsidiary Securities, excluding in each case any such action as would not, in the reasonable judgment of Buyer, have a reasonable prospect of surviving a motion for summary judgment.

(c) Officer’s Certificate. Seller shall have delivered to Buyer a certificate, dated as of the Closing Date, signed by a duly authorized officer of Seller to the effect set forth above in Section 5.2(a) and 5.2(b).

(d) Secretary’s Certificate. Seller shall have delivered to Buyer a certificate, dated the Closing Date and executed by the Secretary or any Assistant Secretary of Seller, certifying as to the following: (i) the Organizational Documents of Seller, the Company and the Company’s Subsidiary, attached to the certificate, are true, complete and accurate, have been in full force and effect in the form attached since the date of the adoption of the documents referred to in clauses (ii) and (iii) below and no amendment, rescission or modification to such Organizational Documents has occurred since the date thereof, (ii) the resolutions adopted by the board of directors of Seller (or a duly authorized committee thereof) authorizing the execution, delivery and performance of this Agreement and the Escrow Agreement, as attached to the certificate, were duly adopted at a duly convened meeting of such board (or committee), at which a quorum was present and acting throughout or by unanimous written consent, remain in full force and effect, have not been amended, rescinded or modified, except to the extent attached thereto, and are the only resolutions relating to the subject matter thereof, (iii) the consent of Kelso Investments Associates VIII, L.P., a Delaware limited partnership, as majority unitholder of the Seller, authorizing the execution, delivery and performance of this Agreement and the Escrow Agreement, as attached to the certificate, was duly approved, remains in full force and effect, has not been amended, rescinded or modified, except to the extent attached thereto, and is the only consent of Kelso Investments Associates VIII, L.P. relating to the subject matter thereof and (iv) the officer(s) executing this Agreement, the Escrow Agreement and each other document or certificate in connection herewith or therewith is an incumbent officer, and the specimen signature(s) on such certificate are genuine signatures.

(e) Opinions of Counsel. Legal opinions in the forms attached as Exhibits C-1 and C-2 shall have been delivered to Buyer.

(f) Good Standing Certificates. Seller shall have delivered to Buyer (i) “long form” good standing certificates from the Secretary of State of Delaware to the effect that each of Seller and the Company is in good standing and subsisting in such jurisdiction, listing all charter documents of the Seller and the Company (as applicable) on file and attesting to its payment of all franchise or similar Taxes and (ii) a certificate from the Secretary of State of Delaware in which the Seller or the Company is qualified or admitted to do business to the effect that it is duly qualified or admitted and in good standing in such jurisdiction.

(g) Resignations. Such members of the boards of directors and such officers of the Company and its Subsidiary as set forth in Section 5.2(g) of the Buyer Disclosure Letter shall have tendered, effective at the Closing, their resignations as such directors and officers in a form previously approved by Buyer.

(h) Employee Matters. Each of the Control Employees shall have executed an amendment to his employment agreement with Seller and the Company substantially in the form previously provided by Seller to Buyer (i) removing the Company as a party thereto (except as provided in clause (iii) and (iv) below), (ii) specifying that, effective as of the Closing, the employment or services relationship will be between such Control

Employee and Seller only and not in any way with the Company, (iii) with respect to such non-solicitation provisions, extending the period set forth therein from twelve (12) months to two (2)years and amending the terms of such provisions to be consistent with the terms of Section 4.9(a) hereof and (iv) with respect to such non-competition provisions, (A) extending the period set forth therein from twelve (12) months to five (5) years and (B) amending the terms of such provisions to be consistent with the terms of Section 4.9(b) hereof.

(i) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect, nor shall there have occurred or been in existence any event, development, condition or state of facts that, individually or together with other matters, could reasonably be expect to result in a Material Adverse Effect.

(j) Escrow Agreement. Seller and the Escrow Agent shall have executed and delivered to Buyer a counterpart to the Escrow Agreement.

(k) Funds Flow. Seller shall have delivered to Buyer a statement setting forth the allocation of the Closing Date Purchase Price consistent with the terms hereof, in form and substance reasonably acceptable to Buyer.

(l) Evidence of Insurance. Seller shall have delivered to Buyer evidence that Seller has satisfied its obligations under Section 4.7(b).

(m) FIRPTA Certificate. Seller shall have delivered to Buyer a statement, meeting the requirements of Section 1.1445-2(b)(2) of the Treasury Regulations, to the effect that Seller is not a “foreign person” within the meaning of section 1445 of the Code and the Treasury Regulations thereunder.

Section 5.3 Conditions to Obligations of Seller. The obligation of Seller to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of the following additional conditions:

(a) Representations; Performance. The representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered pursuant hereto (without giving effect to any limitations as to “materiality” or “Material Adverse Effect” set forth therein) shall be true and correct in all material respects at and as of the Closing Date with the same effect as though made at and as of such time (except for representations that are as of a specific date which representations shall be true and correct in all material respects as of such date). Buyer shall have in all material respects duly performed and complied with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Buyer at or prior to the Closing.

(b) Officer Certificate. Buyer shall have delivered to Seller a certificate, dated as of the Closing Date, signed by a duly authorized officer of Buyer to the effect set forth above in Section 5.3(a).

(c) Escrow Agreement. Buyer and the Escrow Agent shall have executed and delivered to Seller a counterpart to the Escrow Agreement.

ARTICLE 6

Termination

Section 6.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by the written agreement of Buyer and Seller;

(b) by either of Buyer or Seller by notice to the other party, if:

(i) the Closing shall not have been consummated on or before December 31, 2011, (the “End Date”), provided, that (A) if a party hereto has used its commercially reasonable best efforts to consummate the Closing by the End Date and the Closing shall not have occurred by such time, such party shall have the right to extend the End Date (without the consent of the other party hereto) to January 31, 2012, and (B) the right to terminate this Agreement pursuant to this Section 6.1(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Closing to be consummated by such time; or

(ii) (A) there shall be any Law that makes consummation of the Closing illegal or otherwise prohibited or (B) any judgment, injunction, order or decree of any Governmental Authority having competent jurisdiction enjoining Buyer, Seller from consummating the Closing is entered and such judgment, injunction, order or decree shall have become final and nonappealable;

(c) by Buyer by notice to Seller, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Seller or the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 5.2(a) not to be satisfied, and such breach is incapable of being cured or has not been cured within thirty (30) days after delivery of written notice of such breach; provided, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 6.1(c) if Buyer is then in material breach or violation of its representations, warranties or covenants contained in this Agreement;

(d) by either party by notice to the other party (i) upon the liquidation, dissolution, winding up, insolvency, bankruptcy, or filing of any petition therefor, assignment for the benefit of its creditors, appointment of a receiver, custodian or trustee, or any other similar proceeding, by or of the other party where such petition, assignment or similar proceeding is not dismissed or vacated within ninety (90) days, (ii) if the other party shall propose a written agreement of composition or extension of its debts outside the ordinary course of its business or (iii) if the other party shall admit in writing its inability generally to pay its debts as they fall due in the general course; or

(e) by Seller by notice to Buyer, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Buyer set forth in this Agreement shall have occurred that would cause the condition set forth in Section 5.3(a) not to be satisfied, and such breach is incapable of being cured or has not been cured within thirty (30) days after delivery of written notice of such breach; provided that Seller shall not have the right to terminate this Agreement pursuant to this Section 6.1(e) if Seller is then in material breach or violation of their respective representations, warranties or covenants contained in this Agreement.

Section 6.2 Effect of Termination. If this Agreement is terminated pursuant to Section 6.1, this Agreement shall become void and of no effect without ongoing liability of a party (or any of its directors, officers, employees, stockholders, Affiliates, agents, successors or assigns) to the other party except as provided in this Section 6.2; provided, that no such termination (nor any provision of this Agreement) shall relieve any party from liability for any damages (including claims for damages based on the consideration that would have otherwise been payable to Seller) for fraud or Willful Misconduct. Without limiting any other remedy available to Buyer, in the event of a termination of this Agreement in connection with Seller’s fraud or Willful Misconduct, Seller shall reimburse Buyer, on demand, for all out-of-pocket expenses (including reasonable and documented attorneys’ fees and disbursements) incurred by Buyer in the preparation and negotiation of this Agreement, Buyer’s due diligence review and investigation of the Company and its Subsidiary and the Business, or otherwise in connection with the transactions contemplated by this Agreement. The provisions of this Section 6.2, Section 8.1, Section 8.2, Section 9.1, Section 9.2, Section 9.4 and Section 9.5 shall survive any termination of this Agreement pursuant to Section 6.1. Notwithstanding any other provision in this Agreement to the contrary, a party to this Agreement may pursue any and all available remedies for breach of any provision of this Agreement by the other party prior to any termination pursuant to Section 6.1.

ARTICLE 7

Indemnification

Section 7.1 Survival. The representations and warranties made in Sections 2.4 and 2.5 of this Agreement shall survive the Closing Date indefinitely. The representations and warranties made in this Agreement (excluding those made in Sections 2.4 and 2.5) shall survive the Closing Date for a period of [*] months after the Closing Date; provided, that if the Tax Audit Closure shall not have occurred at least sixty (60) days prior to the [*]-month anniversary of the Closing Date, then the representations and warranties made in this Agreement related to the Company’s 2009 U.S. federal income Taxes shall survive the Closing until 60 days following the date of the Tax Audit Closure; provided, further, that any representation or warranty that would otherwise terminate in accordance with this Section 7.1 will continue to survive in respect of any notice of a claim for indemnification (but solely with respect to such noticed claim or claims) that has been timely given under Section 7.5(a) on or prior to such termination date, until the stated claim for indemnification has been satisfied or otherwise resolved. The respective covenants and agreements of Seller and Buyer contained in this Agreement required to be performed or complied with prior to the Closing shall survive the Closing Date for a period of [*] months from the Closing Date, provided, that any such covenants or agreements that would otherwise terminate in accordance with this Section 7.1 will continue to survive in respect of any notice of a claim for indemnification (but solely with respect to such noticed claim or claims) that has been timely given under Section 7.5(a) on or prior to such termination date, until the stated claim for indemnification has been satisfied or otherwise resolved. All other respective covenants and agreements of Seller and Buyer contained in this Agreement, as well as pre-closing covenants to the extent they contemplate performance following the Closing, shall survive the Closing Date hereunder indefinitely or for such lesser period of time as may be specified herein, but not to exceed the applicable statute of limitations in the event of a breach of such covenant or other agreement. Notwithstanding the foregoing, no representation, warranty, covenant or agreement made in this Agreement shall survive any termination of this Agreement, except and to the extent contemplated by Section 6.2.

Section 7.2 Indemnification by Seller. From and after the Closing, and subject to this Article 7, Seller shall defend, indemnify and hold harmless Buyer, and its Subsidiaries (including the Company and its Subsidiary) and Affiliates, and their respective officers, directors, employees, agents, successors and assigns (collectively, the “Buyer Indemnitees”) from and against, and pay or reimburse the Buyer Indemnitees for, all Losses resulting or arising from (a) any inaccuracy in or breach of any representation or warranty by Seller in or pursuant to this Agreement or any documents or certificates delivered by or on behalf of Seller in connection with this Agreement, (b) any breach or default in performance by Seller of any covenant to be performed or complied with by Seller, (c) Seller’s failure to have and deliver to Buyer good title to the Shares, free of Liens, (d) any claim, liability or obligation of any Person relating to, arising from or in connection with the purported ownership by such Person of any Company Securities or

*	Confidential treatment requested; certain information filed separately with the SEC.

Subsidiary Securities or relating to, arising from or in connection with the Organizational Documents of Seller, the Company or the Company’s Subsidiary, (e) any Indebtedness of the Company or its Subsidiary as of Closing or transaction expenses of the Company or its Subsidiary which are not taken into account in the Purchase Price adjustment under Article 1, (f) the Litigation set forth in Section 7.2 of the Seller Disclosure Letter, (g) any Taxes of the Company or its Subsidiary with respect to any Pre-Closing Tax Period which are not taken into account in the Purchase Price adjustment under Article 1 or (h) claims made by any current or former employee, contractor, consultant, agent or other service provider of the Company or its Subsidiary in connection with, under or in respect of (i) the Phantom Plan, (ii) the Company’s or its Subsidiary’s bonus compensation plan for the year ended December 31, 2011 (excluding, for avoidance of doubt, Sales Commission Amounts), (iii) any Transaction Bonus Payment, (iv) in the case of any Control Employee, such Control Employee’s employment agreement with Seller, the Company or its Subsidiary, except this clause (h) shall exclude any claim which is taken into account in the Purchase Price adjustment in Article 1, or (i) any employer payroll or other Taxes payable by the Company or its Subsidiary in connection with, under or in respect of payments made pursuant to the Phantom Plan, the Company’s or its Subsidiary’s bonus compensation plan for the year ended December 3,1 2011 (excluding, for avoidance of doubt, Sales Commission Amounts), any severance obligations under any Control Employee’s employment agreement with the Seller, the Company or its Subsidiary, or any Transaction Bonus Payment, except this clause (i) shall exclude any Taxes taken into account in the Purchase Price adjustment in Article 1. Notwithstanding anything in this Agreement to the contrary, Buyer Indemnitees shall be entitled to indemnification even if they had knowledge of the facts giving rise or related to their indemnification claim prior to the Closing Date. For purposes of Section 7.2(g), in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes (but does not end on) the Closing Date, the portion of such Tax related to the Pre-Closing Tax Period shall (A) in the case of real and personal property Taxes, be deemed to be the amount of such Tax for the entire period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period and (B) in the case of all other Taxes, be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date. Any net operating losses or other Tax attributes generated in any Pre-Closing Tax Period shall be applied first to reduce Seller’s liability pursuant to Section 7.2(g) before being applied to reduce any post-Closing Tax liability, and any net operating losses or other Tax attributes generated in any Post-Closing Tax Period shall be applied first to reduce any post-Closing Tax liability before being applied to reduce Seller’s liability pursuant to Section 7.2(g).

Section 7.3 Indemnification by Buyer. From and after the Closing, and subject to this Article 7, Buyer shall defend, indemnify and hold harmless Seller and its Subsidiary and Affiliates and their respective officers, directors, employees, agents, successors and assigns (collectively, the “Seller Indemnitees”) from and against, and pay or reimburse the Seller Indemnitees for, any and all Losses resulting or arising from (a) any inaccuracy in or breach of any representation or warranty by Buyer in or pursuant to this Agreement or (b) any breach or default in performance by Buyer of any covenant to be performed or complied with by Buyer.

Section 7.4 Limitations on Indemnity. Buyer and Seller agree, for themselves and on behalf of the Buyer Indemnitees and the Seller Indemnitees:

(a) No Buyer Indemnitee will assert any claims for indemnification under Section 7.2(a): (i) in respect of any Loss incurred or suffered by such Buyer Indemnitee that is not a Qualifying Loss and (ii) until such time as the aggregate of all Qualifying Losses that Buyer Indemnitees may have under Section 7.2(a) exceeds [*] ($[*]) (the amount referred to in this clause (ii), the “Indemnity Threshold”), and then only for the aggregate amount of all Qualifying Losses. Notwithstanding anything to the contrary set forth herein, neither the Indemnity Threshold nor the Qualifying Loss limitation shall apply to the obligations of Seller to indemnify the Buyer Indemnitees in connection with (and therefore Losses in any amount may be recovered without any minimum amount limitations) an inaccuracy in or breach of a (A) Fundamental Representation made by Seller, (B) representation made by Seller in Section 2.12(c) (Status of Contracts), (C) representation made by Seller in Section 2.20 (Tax Matters) or (D) representation made by Seller in the final two sentences of Section 2.28(a) (Product Liability Claims; Product Recalls). If a breach of a representation or warranty occurs, the calculation of Losses in respect of the claim under Section 7.2(a) for such breach shall be made (except in respect of Section 2.6(a), Section 2.7, Section 2.8, Section 2.9, the first sentence of Section 2.19(a), the first sentence of Section 2.21(a) and Section 2.27) without giving effect to any limitation based on materiality or Material Adverse Effect or similar “materiality” qualification contained in the applicable representation or warranty.

(b) At any time, Buyer Indemnitees shall not be entitled to recover in the aggregate, including pursuant to Section 7.2, (i) more than the amount of cash then available in the Escrow Account and (ii) pursuant to this Agreement, Losses from any source other than the Escrow Account; provided, that notwithstanding the foregoing (both clauses (i) and (ii)), Buyer Indemnitees shall in all events be entitled to recover Losses arising out of or relating to (A) fraud by Seller, (B) Intentional Misconduct by Seller or (C) any inaccuracy in or breach of Sections 2.4 or 2.5 from Seller on the terms of this Agreement without regard to (x) any Qualifying Loss or Indemnity Threshold restrictions or limitations and without regard to whether amounts remain in the Escrow Account or (y) the restrictions or limitations set forth in clauses (i) and (ii) of this Section 7.4(b).

*	Confidential treatment requested; certain information filed separately with the SEC.

(c) No Seller Indemnitee will assert any claims for indemnification under Section 7.3(a): (i) in respect of any Loss incurred or suffered by such Seller Indemnitee that is not a Qualifying Loss and (ii) until such time as the aggregate of all Qualifying Losses that Seller Indemnitees may have under Section 7.3(a) exceeds the Indemnity Threshold, and then only for the aggregate amount of all Qualifying Losses. Notwithstanding anything to the contrary set forth herein, neither the Indemnity Threshold nor the Qualifying Loss limitation shall apply to the obligations of Buyer to indemnify the Seller Indemnitees in connection with (and therefore Losses in any amount may be recovered without any minimum amount limitations) an inaccuracy in or breach of any Fundamental Representation made by Buyer. If a breach of a representation or warranty occurs, the calculation of Losses in respect of the claim under Section 7.3(a) for such breach shall be made without giving effect to any limitation based on materiality or Material Adverse Effect or similar “materiality” qualification contained in the applicable representation or warranty. At any time, Seller Indemnitees shall not be entitled to recover in the aggregate, including pursuant to Section 7.3, any amount in excess of ten percent (10%) of the Purchase Price.

(d) For purposes of determining the amount of any Losses subject to indemnification under this Article 7, the amount of such Losses will be determined net of all related reserves properly accrued and directly related to the specific matter subject to indemnification on the Closing Balance Sheet or reflected in the final Closing Working Capital.

(e) With respect to each indemnification obligation in this Agreement, (i) all Losses shall be net of any Eligible Insurance Proceeds and (ii) the parties shall treat any indemnification payment made under this Agreement as an adjustment to the Purchase Price.

(f) If any portion of Losses to be reimbursed by the Indemnifying Party pursuant to this Article 7 may be covered, in whole or in part, by one of the insurance policies set forth in Section 4.7(b) of the Seller Disclosure Letter, the Indemnified Party shall promptly give notice thereof to the Indemnifying Party (a “Notice of Insurance”). If the Indemnifying Party so requests within one hundred and eighty (180) days after receipt of a Notice of Insurance, the Indemnified Party shall use its commercially reasonable efforts to collect the maximum amount of insurance proceeds thereunder, in which event all such proceeds actually received, net of costs reasonably incurred by the Indemnified Party in seeking such collection, shall be considered “Eligible Insurance Proceeds”. Any amount payable by an Indemnifying Party pursuant to this Article 7 shall be paid promptly and payment shall not be delayed pending any determination of Eligible Insurance Proceeds. In any case where an Indemnified Party recovers from a third party any Eligible Insurance Proceeds and/or any other amount in respect of any Losses for which an Indemnifying Party has actually reimbursed such Indemnified Party pursuant to this Article 7, such Indemnified Party shall promptly pay over to the Indemnifying Party

(or, if the Indemnifying Party is Seller, to the Escrow Account) such Eligible Insurance Proceeds and/or the amount so recovered (after deducting therefrom the amount of expenses incurred by it in procuring such recovery), but not in excess of the sum of (i) any amount previously paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such claim and (ii) any amount expended by the Indemnifying Party in pursuing or defending any claim arising out of such matter.

(g) If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Losses pursuant to Section 7.2 or 7.3 and the Indemnified Party could have recovered all or a part of such Losses from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

(h) Each Buyer Indemnitee’s sole remedy for Losses with respect to Taxes (whether relating to a breach of the representations in Section 2.20 or otherwise), except for breach of the representations contained in Section 2.20(d) or the payments from the Escrow Account contemplated by Section 4.8(f), shall be limited to Taxes arising in any Pre-Closing Tax Period. For the avoidance of doubt, reduction of the net operating loss or other Tax attribute of the Company or its Subsidiary shall not constitute an indemnifiable Loss hereunder.

Section 7.5 Notification of Claims; Third Party Claims.

(a) A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any claim in respect of which indemnity may be sought under this Article 7, describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim; provided, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article 7 except to the extent the Indemnifying Party is prejudiced by such failure. The parties agree that (i) in this Article 7 they intend to shorten (solely in the case of the limited survival periods specified in Section 7.1) the applicable statute of limitations period with respect to certain claims, (ii) notices for claims in respect of a breach of a representation, warranty and covenants must be delivered prior to the expiration of any applicable survival period specified in Section 7.1 for such representation, warranty, covenant or agreement and (iii) any claims for indemnification for which notice is not timely delivered in accordance with this Article 7 shall be expressly barred and are hereby waived; provided, that if, prior to such applicable date, a party shall have notified any other party in accordance with the requirements of this Article 7 of a claim for indemnification under this Article 7 (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue to be subject to indemnification in accordance with this Article 7 notwithstanding the passing of such applicable date.

(b) Upon receipt of notice of a claim for indemnity from an Indemnified Party pursuant to this Section 7.5 in respect of a pending or threatened claim or demand by a third party that the Indemnified Party has determined has given or could reasonably give rise to a right of indemnification under this Agreement (such claim or demand being a “Third Party Claim” and including a pending or threatened claim or demand asserted by a third party against the Indemnified Party), the Indemnifying Party may, by notice to the Indemnified Party delivered within thirty (30) days of the receipt of notice of such Third Party Claim, assume the defense and control of such Third Party Claim, with counsel reasonably satisfactory to the Indemnified Party and at the Indemnifying Party’s sole expense, and the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense. For the avoidance of doubt, Buyer agrees that, in the event Seller is the Indemnifying Party, Debevoise shall constitute counsel reasonably acceptable to Buyer. The Indemnified Party may take any actions reasonably necessary to defend such Third Party Claim prior to the time that it receives notice from the Indemnifying Party as contemplated by the preceding sentence. If the Indemnifying Party does not promptly assume the defense of such Third Party Claim following notice thereof as provided above, the Indemnified Party shall be entitled to assume and control such defense and to settle or agree to pay in full such Third Party Claim without the consent of the Indemnifying Party without prejudice to the ability of the Indemnified Party to enforce its claim for indemnification against the Indemnifying Party hereunder. The Indemnifying Party shall at all times following its delivery of notice assuming a Third Party Claim, use its commercially reasonable efforts to diligently prosecute the defense of such Third Party Claim and shall not, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), consent to a settlement, compromise or discharge of, or the entry of any judgment arising from, any Third Party Claim, unless such settlement, compromise or discharge does not involve any finding or admission of any violation of Law or admission of any wrongdoing by the Indemnified Party and the Indemnifying Party shall (i) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement or at such other time as payment is required by the terms of such settlement, (ii) not agree to any equitable relief in connection with such settlement, compromise or discharge (including the encumbrance of any of the material assets of any Indemnified Party or any restriction or condition that would apply to or materially adversely affect any Indemnified Party) and (iii) obtain, as a condition of any settlement or other resolution, a complete and unconditional release of each Indemnified Party from any and all liability in respect of such Third Party Claim. Except as provided above, the Indemnified Party shall not settle, compromise or consent to the entry of any judgment with respect to any claim or demand for which it is seeking indemnification from the Indemnifying Party or admit to any liability with respect to such claim or demand without the prior written consent of the

Indemnifying Party (which consent shall not to be unreasonably withheld or delayed). Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to control the defense of any Third Party Claim (and shall be liable for the fees and expenses of counsel incurred by the Indemnified Party in defending such Third Party Claim) if (A) the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnified Party that the Indemnified Party determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages or (B) if the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation. If such equitable relief or other relief portion of the Third Party Claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to control the defense only of the portion of the Third Party Claim relating to money damages without any potential adverse effect to the Indemnified Party.

(c) Notwithstanding anything to the contrary in this Article 7 (including Sections 7.2 and Section 7.3), no Indemnifying Party shall have any liability under this Article 7 for any Losses (but the amount actually paid shall nevertheless be counted toward the Indemnity Threshold to the extent it would otherwise qualify as a Qualifying Loss) arising out of or in connection with any Third Party Claim that is settled or compromised by an Indemnified Party without the consent of such Indemnifying Party, unless the Indemnified Party has sought such consent and such consent has been unreasonably withheld or delayed (it being understood that the Indemnifying Party shall not unreasonably withhold or delay such consent).

(d) In the event any Indemnified Party should have a claim under this Section 7.5 against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver notice of such claim with reasonable promptness to the Indemnifying Party. The failure by any Indemnified Party to give the Indemnity Notice shall not impair such party’s rights hereunder except to the extent that an Indemnifying Party demonstrates that it has been prejudiced thereby. If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim described in such notice or fails to notify the Indemnified Party within thirty (30) days whether the Indemnifying Party disputes the claim described in such notice, the Loss in the amount specified in the notice shall be conclusively deemed a liability of the Indemnifying Party hereunder and the Indemnifying Party shall pay the amount of such Loss to the Indemnified Party on demand. If the Indemnifying Party timely disputes its liability with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within thirty (30) days following the Indemnifying Party’s notification to the Indemnified Party that it disputes its liability, such dispute shall be resolved by Litigation in a court of competent jurisdiction in accordance with Section 9.5.

Section 7.6 Additional Escrow Release.

(a) If the Tax Audit Closure shall have occurred at least sixty (60) days prior to the [*]-month anniversary of the Closing Date, then on the [*]-month anniversary of the Closing Date, Seller and Buyer shall deliver to the Escrow Agent joint written instructions directing the release to (or as directed by) Seller of the entire then-remaining balance of the Escrow Account, less the sum of (i) if any adjustment to the Purchase Price is then pending pursuant to Section 1.3, the maximum amount claimed with respect thereto by Buyer plus (ii) the amount of then-pending claims for indemnification by Buyer under this Article 7 that have not been paid to Buyer out of the Escrow Account or otherwise resolved pursuant to (A) joint written instructions of Buyer and Seller or (B) a final nonappealable award, judgment or order issued by a court of competent jurisdiction relating to a then-pending claim.

(b) If the Tax Audit Closure shall not have occurred at least sixty (60) days prior to the [*]-month anniversary of the Closing Date, then on the [*]-month anniversary of the Closing Date, Seller and Buyer shall deliver to the Escrow Agent joint written instructions directing the release to (or as directed by) Seller of the entire then-remaining balance of the Escrow Account, less the sum of (i) if any adjustment to the Purchase Price is then pending pursuant to Section 1.3, the maximum amount claimed with respect thereto by Buyer plus (ii) the amount of then-pending claims for (x) reimbursement by Buyer under Section 4.8(f) plus (y) indemnification by Buyer under this Article 7 that have not been paid to Buyer out of the Escrow Account or otherwise resolved pursuant to (A) joint written instructions of Buyer and Seller or (B) a final nonappealable award, judgment or order issued by a court of competent jurisdiction relating to a then-pending claim plus (iii) the Tax Audit Holdback Amount. Thereafter, on such date as is sixty (60) days following the date of the Tax Audit Closure, Seller and Buyer shall deliver to the Escrow Agent joint written instructions directing the release to (or as directed by) Seller of the entire then-remaining balance of the Escrow Account, less the sum of (i) if any adjustment to the Purchase Price is then pending pursuant to Section 1.3, the maximum amount claimed with respect thereto by Buyer plus (ii) the amount of then-pending claims for indemnification by Buyer under this Article 7 that have not been paid to Buyer out of the Escrow Account or otherwise resolved pursuant to (A) joint written instructions of Buyer and Seller or (B) a final nonappealable award, judgment or order issued by a court of competent jurisdiction relating to a then-pending claim.

Section 7.7 Exclusive Remedy. Anything to the contrary in this Agreement notwithstanding, Seller and Buyer hereby agree that following the Closing, (a) subject to Section 4.8(f) and Section 9.10, the sole and exclusive remedy of a party for any breach or inaccuracy of any representation, warranty, covenant or agreement contained in this Agreement shall be the indemnification rights set forth in this Article 7, and (b) on the

*	Confidential treatment requested; certain information filed separately with the SEC.

date that the amount of cash in the Escrow Account is reduced to zero, Buyer Indemnitees shall have no further rights to indemnification under this Article 7; provided, that no such limitation shall apply to claims or causes of action arising out of or related to (i) fraud, (ii) Intentional Misconduct or (iii) any inaccuracy in or breach of Sections 2.4 or 2.5. In furtherance of the foregoing, but subject to Section 4.8(f) and Section 9.10 and the foregoing terms of this Section 7.7, the indemnification provisions set forth in this Article 7 and any agreement Buyer, the Company or the Company’s Subsidiary may have entered into with any Seller Indemnitee or any document to which any Seller Indemnitee is a party, such as a letter of transmittal or release, (A) Buyer hereby waives, from and after the Closing Date, any and all rights, claims and causes of action any Buyer Indemnitee may have against Seller or any of its Affiliates, or their respective directors, officers, employees, Affiliates, controlling Persons, agents or representatives, successors or assigns and (B) Seller hereby waives, from and after the Closing Date, any and all rights, claims and causes of action any Seller Indemnitee may have against Buyer or any of its Affiliates, or their respective directors, officers, employees, Affiliates, agents or representatives, successors or assigns, in either case to the extent such rights, claims and causes of action arise under or are based upon any Federal, state, provincial, local or foreign statute, law, ordinance, rule or regulation or otherwise.

Section 7.8 Tax Treatment of Indemnity Payments. To the extent permitted under applicable Tax Law, the parties agree to treat any indemnity payment made under this Article 7 as an adjustment to the Purchase Price for all federal, state, local and foreign Tax purposes, and the parties agree to, and shall cause their respective Affiliates to, file their Tax Returns accordingly.

ARTICLE 8

Definitions

Section 8.1 Certain Terms. The following terms have the respective meanings given to them below:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such first Person. For the avoidance of doubt, from and after the Closing, the Company and its Subsidiary shall be Affiliates of Buyer and not of Seller.

“Agreement” has the meaning set forth in the Preamble.

“Applicable Accounting Principles” has the meaning set forth in Section 1.3(a).

“Assets” has the meaning set forth in Section 2.10(a).

“Audited Financial Statements” has the meaning set forth in Section 2.6.

“Balance Sheet Date” has the meaning set forth in Section 2.6.

“Business” means the business and operations of the Company and its Subsidiary.

“Business Day” means any day that is not (i) a Saturday, (ii) a Sunday or (iii) any other day on which commercial banks are authorized or required by law to be closed in the City of New York.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Disclosure Letter” means the letter, dated as of the date hereof, delivered by Buyer to Seller in connection with the execution of this Agreement and identified as the Buyer Disclosure Letter.

“Buyer Indemnitees” has the meaning set forth in Section 7.2.

“Buyer Parent” has the meaning set forth in the Preamble.

“cGCP” means current good clinical practices as stated in applicable Laws, including EN ISO 14155:2003 on Clinical Investigation of Medical Devices for Human Subjects and 21 C.F.R. Parts 50, 56 and 312 et seq., each as amended from time to time and all FDA and ICH Guidelines related thereto, including the ICH Consolidated Guidelines on Good Clinical Practices.

“cGMP” means current good manufacturing practices as stated in applicable Laws, including 21 C.F.R. Part 210 and 211, each as amended from time to time and all FDA and ICH Guidelines related thereto.

“Clinical Data” means all information relating to a product made, collected or otherwise generated in the performance of or in connection with any clinical trials, including any data, reports and results relating thereto.

“Clinical Studies” means clinical investigations as defined in 21 C.F.R. Part 312.3(b) and Council Directive 93/42/EEC of 14 June 1993 concerning medical devices.

“Closing” has the meaning set forth in Section 1.2.

“Closing Balance Sheet” has the meaning set forth in Section 1.3(b).

“Closing Date” has the meaning set forth in Section 1.2.

“Closing Date Purchase Price” has the meaning set forth in Section 1.2(b)(i).

“Closing Statement” has the meaning set forth in Section 1.3(b).

“Closing Working Capital” means (i) current assets of the Company and its Subsidiary minus (ii) current liabilities of the Company and its Subsidiary, each as shown on the Closing Balance Sheet, but subject to the adjustments set forth in Section 8.1(a) of the Seller Disclosure Letter.

“COBRA Continuation Coverage Period” has the meaning set forth in Section 4.5(j).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercialization,” “Commercializing” or “Commercialized” means, in respect of a particular product and a particular country, all activities related to the commercial exploitation of the product in the country, including the making, having made, supply, use, importation, exportation, marketing, promotion, distribution, pre-launch, launch, offering for sale or sale of the product in the country.

“Company” has the meaning set forth in the Recitals.

“Company Benefit Plans” means each employee benefit plan, scheme, program, policy, arrangement and contract (including, but not limited to, any “employee benefit plan”, as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option or other equity-based arrangement, collective bargaining agreement and any employment, independent contractor, termination, retention, bonus, change in control or severance plan, program, policy, arrangement or contract) for the benefit of any current or former officer, employee, contractor, consultant or director of the Company or its Subsidiary that is maintained or contributed to by the Company or its Subsidiary, or with respect to which any of them could incur material liability under the Code or ERISA or any similar non-U.S. law.

“Company Employees” has the meaning set forth in Section 4.5(a).

“Company Securities” has the meaning set forth in Section 2.4(b).

“Competition Laws” means all Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade.

“Competitive Business” means the business of Developing, Commercializing or Manufacturing products for the amelioration, management, treatment or prevention of human or animal vesicoureteral reflux, fecal incontinence or urinary incontinence utilizing a bulking agent.

“Confidentiality Agreement” has the meaning set forth in Section 9.2.

“Continuation Period” has the meaning set forth in Section 4.5(a).

“Control Employee” shall mean each of John T. Spitznagel, David S. Tierney, Steven M. Bosacki, Matthew L. Rue, Gregory J. Stokes, Mark H. Janofsky and Andrew J. Einhorn.

“Copyrights” means all copyrights, copyrightable works and all applications and registrations therefor and all rights and priorities afforded under any applicable Laws with respect thereto, and all extensions and renewals of any of the foregoing, used, held for use or intended for use on or in connection with the Manufacture, Development and Commercialization of any Product.

“Covered Persons” has the meaning set forth in Section 4.7.

“Debevoise” means Debevoise & Plimpton LLP.

“Deflux Product” means the product containing a biocompatible gel composition formed from polymerized and cross-linked hyaluronic acid and dextranomer microspheres, wherein the hyaluronic acid is derived from non-animal sources, that is a formulation contained in a disposable syringe, and specifically including the Deflux needle.

“Development” or “Developing” means, in respect of a particular product and a particular country, all activities related to the development of the product and obtaining Regulatory Approval for the product in the country, including all activities related to research, development, preclinical testing, stability testing, toxicology, formulation, product line-extensions, clinical trials, regulatory affairs, statistical analysis, report writing, manufacturing process and scale up, qualification and validation activities, product life-cycle management, quality assurance/quality control development and regulatory filing creation and submission related to obtaining Regulatory Approval for the product in the country.

“Dispute Notice” has the meaning set forth in Section 1.3(c).

“Disputed Item” has the meaning set forth in Section 1.3(c).

“DOJ” has the meaning set forth in Section 4.3(b).

“Domain Names” means all Internet domain names and other Internet addresses or identifiers, used, held for use or intended for use on or in connection with the Manufacture, Development and Commercialization of any Product.

“Eligible Insurance Proceeds” has the meaning set forth in Section 7.4(f).

“End Date” has the meaning set forth in Section 6.1(b)(i).

“Environmental Law” means any Law regulating or relating to pollution or the protection of natural resources, the environment or human health.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person which is (or at any relevant time was) a member of a “controlled group of corporations” with or under “common control” with Company and its Subsidiaries as defined in section 414(b) or (c) of the Code or which is otherwise (or at any relevant time was) required to be treated, together with company and its Subsidiaries, or as the case may be, as a single employer under section 414(m) or (o) of the Code.

“Escrow Account” has the meaning set forth in Section 1.2(b)(ii).

“Escrow Agent” means JPMorgan Chase Bank, NA.

“Escrow Agreement” means the Escrow Agreement, substantially in the form of Exhibit B, to be entered into on the Closing Date by Buyer, Seller and the Escrow Agent, with such modifications as may be mutually agreed upon by Seller and Buyer at or prior to the Closing.

“Escrow Amount” has the meaning set forth in Section 1.2(b)(ii).

“Estimated Closing Statement” has the meaning set forth in Section 1.3(a).

“Estimated Closing Working Capital” has the meaning set forth in Section 1.3(a).

“Estimated Transaction Payments Adjustment” has the meaning set forth in Section 1.3(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“FD&C Act” means the United States Federal Food, Drug, and Cosmetic Act, as amended, and the rules and regulations promulgated thereunder.

“FDA” means the United States Food and Drug Administration.

“Final Purchase Price” has the meaning set forth in Section 1.3(g).

“Financial Statements” has the meaning set forth in Section 2.6.

“FTC” has the meaning set forth in Section 4.3(b).

“Fundamental Representations” means the representations and warranties set forth in Sections 2.1 (Corporate Status), 2.2 (Corporate and Governmental Authorization), 2.4 (Capitalization; Title to Shares), 2.5 (Subsidiary; Ownership Interests), 2.22 (Finders’ Fees), 3.1 (Corporate Status), 3.2 (Corporate and Governmental Authorization) and 3.7 (Finders’ Fees).

“GAAP” has the meaning set forth in Section 2.6.

“Governmental Authority” means any nation or government, supra-national body (e.g., the European Commission), any state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, any court, tribunal or arbitrator, any self-regulatory organization and any Notified Body.

“Guidelines” means applicable guidelines and guidances of Governmental Authorities published as of the date hereof, but excluding guidelines or guidance of Governmental Authorities that are published requesting public review and/or comment.

“Hazardous Substance” means (i) any petroleum or petroleum products, asbestos, urea formaldehyde insulation or polychlorinated biphenyls and (ii) any material or substance regulated as toxic or hazardous under any applicable Environmental Law.

“Health Care Laws” has the meaning set forth in Section 2.15(j).

“HIPAA” has the meaning set forth in Section 2.15(i).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Indebtedness” of any Person means, without duplication, all obligations of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business and specifically excluding amounts payable by Seller, the Company or the Company’s Subsidiary under the Q-Med Stock Purchase Agreement or the Q-Med License Agreements), (iv) under capital leases and (v) in the nature of guarantees of the obligations described in clauses (i) through (iii) above of any other Person.

“Indemnified Party” has the meaning set forth in Section 7.5(a).

“Indemnifying Party” has the meaning set forth in Section 7.5(a).

“Indemnity Threshold” has the meaning set forth in Section 7.4.

“Independent Accountant” means a partner in the New York office of BDO Seidman or, if no partner at such firm is willing or able to serve in such capacity, a partner in the New York office of another nationally recognized independent registered public accounting firm appointed by mutual agreement of Buyer and Seller.

“Insurance Policies” has the meaning set forth in Section 2.21(a).

“Intentional Misconduct” means a material breach of a material representation, warranty or covenant set forth in this Agreement that is a consequence of an act knowingly undertaken by Seller or Buyer with the intent of causing a breach of this Agreement.

“Interest Rate” means the average of the daily “prime rate” (expressed as a rate per annum) published in The Wall Street Journal for each of the days in the applicable period.

“IRS” means the Internal Revenue Service.

“Know-How” means any confidential unpatented or unpatentable invention, development, discovery, technology, cell line, compound, probe, sequence, technical information, method, Clinical Data, or other confidential information or material.

“Knowledge of Seller” or “Seller’s Knowledge” means the actual knowledge of the Persons specified in Section 8.1(b) of the Seller Disclosure Letter after, if applicable, inquiry of his or her direct reports.

“Laws” means applicable laws, statutes, ordinances, rules, regulations, judgments, injunctions, orders and decrees.

“Leased Real Property” has the meaning set forth in Section 2.10(b).

“Leases” has the meaning set forth in Section 2.10(b).

“Licensed Q-Med Patent Rights” means Patent Rights owned or otherwise controlled by Q-Med and licensed to the Company or its Subsidiary.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, lease, encumbrance or other adverse claim of any kind in respect of such property or asset.

“Litigation” means any action, cease and desist letter, demand, suit, arbitration proceeding, administrative or regulatory proceeding, governmental investigation, citation, summons or subpoena of any nature, civil, criminal, regulatory or otherwise, in law or in equity.

“Losses” means any debts, obligations and other liabilities, losses, damages, claims, fines, Taxes, interest obligations, deficiencies, judgments, assessments, fines, fees, penalties and expenses (including amounts paid in settlement, interest, court costs and reasonable and documented fees and expenses of attorneys, accountants, financial advisors, consultants, investigators and other experts and other expenses of Litigation); provided, that “Losses” shall not include any indirect, incidental, consequential, exemplary or punitive damages or other special damages, lost profits, damage to goodwill or loss of business, except that this proviso shall not preclude recovery by a Buyer Indemnitee for (i) amounts payable to third parties in connection with a Third Party Claim or (ii) any diminution in the value of the Business due to a breach of representation, warranty or covenant in this Agreement.

“Manufacture,” or “Manufacturing” or “Manufactured” means, in respect of a particular product, those manufacturing-related activities that support Development and Commercialization activities for such product, including the synthesis, formulating, processing, scale-up, validation, qualification and audit of manufacturing facilities, bulk production, packaging, Product Labeling, fill/finish work, storage and release of such product and related quality assurance/quality control and technical support activities.

“Material Adverse Effect” means any change in or effect on the Company or its Subsidiary or the Assets or Business, or any event, circumstance, occurrence or state of facts, that individually or in the aggregate would (a) be materially adverse to the assets, financial condition or results of operations of the Company and its Subsidiary, taken as a whole, or to the Development, Commercialization or Manufacturing of either Product (provided, that any such change or effect resulting from any one or more of the following shall not be deemed to be a Material Adverse Effect: (i) any change in economic conditions generally or capital and financial markets generally, including changes in interest or exchange rates, (ii) any change in the industry in which the Business operates or in which products of the Business are used or distributed, including increases in operating costs, (iii) any change in Guidelines or GAAP applicable to the Business, (iv) hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any of the foregoing in jurisdictions in which the Business operates, (v) any action taken by Buyer and any of its Affiliates, agents or representatives, (vi) any hurricane, flood, tornado, earthquake or other natural disaster or any other similar event, (vii) any actions taken by the Company or its Subsidiary at Buyer’s written request or any failure of the Company or its Subsidiary to take any action prohibited by Section 4.1 of this Agreement to the extent Buyer failed to give consent for the taking of such action after written request therefor or (viii) the failure of the Business to achieve any financial projections or forecasts (it being understood and agreed that the facts or occurrences giving rise or contributing to any such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect); excluding, in the case of clauses (i), (ii), (iii), (iv) or (vi), any such changes or effects that disproportionately affect the Company and its Subsidiary

(taken as a whole) relative to other entities operating in the industry in which the Company or its Subsidiary operates or the Products relative to other pharmaceutical or medical device products); (b) materially and adversely effect Seller’s ability to consummate the transactions contemplated hereby; or (c) result in the loss of any Regulatory Marketing Approval relating to either Product in any one of the United States, United Kingdom, France, Germany, Italy, or Spain.

“Material Contract” has the meaning set forth in Section 2.12.

“Material Customers” has the meaning set forth in Section 2.27(a).

“Material Suppliers” has the meaning set forth in Section 2.27(b).

“Multiemployer Plan” means a “multiemployer plan” within the meaning of section 4001(a)(3) of ERISA.

“New Benefit Plans” has the meaning set forth in Section 4.5(b).

“Notice of Insurance” has the meaning set forth in Section 7.4(f).

“Notified Body” means a Person licensed, authorized or approved by a member state of the European Union to assess and certify the conformity of a medical device with the requirements of Council Directive 93/42/EEC of 14 June 1993 concerning medical devices, as amended from time to time.

“Old Benefit Plans” has the meaning set forth in Section 4.5(b).

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, by-laws, memorandum and articles of association, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.

“Other Intellectual Property” means all Product Trademarks, Copyrights and Domain Names.

“Patent Rights” means (a) all national, regional and international patent applications, including divisionals, continuations, continuations-in-part, provisionals, non-provisionals, and continued prosecution applications, and all international equivalents thereof, (b) all national, regional and foreign patents, including utility models, petty patents and design patents and certificates of invention, (c) any and all extensions or restorations of patents by existing or future extension or restoration mechanisms, including revalidations, reissues, re-examinations and extensions (including any supplementary protection certificates and the like) and (d) any similar rights, including so-called pipeline protection, or any importation, revalidation, confirmation or introduction patent or registration patent or patent of additions.

“Payment Schedule” has the meaning set forth in Section 4.5(e).

“Permits” has the meaning set forth in Section 2.14(b).

“Permitted Liens” means the following, to the extent not securing Indebtedness: (a) statutory Liens for Taxes, assessments, governmental levies, fees or charges not yet due and payable or due and payable but not delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings and for which the Company has adequate reserves; (b) Liens of landlords, carriers, workers, warehousemen, mechanics and repairmen incurred in the ordinary course of business, in each case for sums not yet due and payable or due but not delinquent or being contested in good faith and that would not individually or in the aggregate be materially adverse to the Business (but excluding any statutory Lien encumbering any intellectual property of the Company or its Subsidiary); (c) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security; (d) zoning, entitlement, building codes and other land use regulations, ordinances or legal requirements imposed by any Governmental Authorities having jurisdiction over the Real Property; (e) all rights relating to the construction and maintenance in connection with any public utility of wires, poles, pipes, conduits and appurtenances thereto, on, under or above the Real Property; and (f) Liens that, individually or in the aggregate, do not, and would not reasonably be expected to, materially detract from the value of any of the property, rights or assets of the business of the Company or its Subsidiary or materially interfere with the use thereof as currently used by the Company or, as the case may be, its Subsidiary (but excluding for such purpose any Lien encumbering any intellectual property of the Company or its Subsidiary or any lease, license or other use or occupancy agreement granted by the Company or its Subsidiary for the Leased Real Property).

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Phantom Plan” means the Company’s Equity Unit Appreciation Plan, as amended, effective as of June 17, 2011, as such plan may be amended prior to the Closing Date.

“Post-Closing Tax Period” means any Tax period (or portion thereof) beginning on or after the Closing Date.

“Potential Contributor” has the meaning set forth in Section 7.4(g).

“Pre-Closing Tax Period” means any Tax period (or portion thereof) ending before the Closing Date.

“Product Labeling” means, with respect to a particular product and a particular country, (a) the full prescribing information or instructions for use for the product approved by the applicable Governmental Authorities in such country, including any required patient information; and (b) all labels and other written, printed or graphic matter physically upon a container, wrapper or any package insert utilized with or for the product in such country.

“Product Trademarks” means the Trademarks, including all product packaging and other trade dress, and all Copyrights relating thereto and therein, used, held for use or intended for use on or in connection with the Manufacture, Development or Commercialization of any Product.

“Products” means the Deflux Product and the Solesta Product and “Product” means either the Deflux Product or the Solesta Product.

“Promotional Materials” means, with respect to a particular product, all sales representative training materials with respect to the product and all written, printed, graphic, electronic, audio or video matter, including advertising materials, sales visual aids, direct mail, medical information and education monographs, direct-to-consumer advertising, Internet postings and advertisements, broadcast advertisements and sales reminder aids (for example, scratch pads, pens and other such items) intended for use or used in connection with any promotion of the product, except Product Labeling.

“Purchase Price” means three hundred million dollars ($300,000,000).

“Q-Med” means Q-Med AB, a company organized under the laws of Sweden, its Affiliates and their respective successors and assigns.

“Q-Med License Agreements” means that certain License Agreement, dated June 2, 2009, by and between Q-Med Scandinavia Inc. and Q-Med AB and that certain License Agreement, dated June 2, 2009, by and between Cetacea Limited and Q-Med AB.

“Q-Med Stock Purchase Agreement” means that certain stock purchase agreement, dated June 3, 2009, by and between the Seller and Q-Med.

“Q-Med Supply Agreements” means that certain Supply Agreement, dated June 2,2009, by and between Q-Med Scandinavia Inc. and Q-Med AB and that certain Supply Agreement, dated June 2, 2009, by and between Cetacea Limited and Q-Med AB.

“QSRs” means all quality systems regulations applicable to the Manufacture and Commercialization of device products as set out in applicable Laws and Guidelines, including the FDA’s quality system regulations (21 C.F.R. Part 820) and EN ISO 13485:2003 on “Medical Devices—Quality Management Systems”.

“Qualifying Loss” means any individual indemnifiable Loss or series of related Losses in excess of $25,000.

“Real Property” means the Owned Real Property and the Leased Real Property, collectively.

“Recall” means, with respect to any product, a “recall,” a “field safety corrective action,” a “product withdrawal,” a “stock recovery” or any similar term as utilized by any Governmental Authority under such Governmental Authority’s procedures regarding the recall of products, as the same may be amended from time to time, and shall include any post-sale warning or mailing of information regarding such product, including any warnings or mailings described in the Governmental Authority’s product recall procedures.

“Reference Balance Sheet” means the unaudited interim consolidated balance sheet of the Company and its Subsidiary dated as of the Reference Balance Sheet Date and included in the Financial Statements.

“Reference Balance Sheet Date” means September 30, 2011.

“Regulatory Approval” means, in respect of a particular country, the technical, medical and scientific licenses, registrations, authorizations, approvals and certifications of any Governmental Authority necessary for the Development, clinical testing, Manufacture, distribution, marketing, promotion, offering for sale, use, import, export, sale or other Commercialization of a device product in such country, including (a) any investigational device exemption application, Clinical Study application, clinical trial exemption, or similar application or submission for approval to conduct human clinical investigations filed with or submitted to a Governmental Authority in conformity with the requirements of such Governmental Authority, (b) any Premarket Approval Application or 510(k) Notification that is filed with the FDA to formally propose that the FDA approve or clear a device for sale and marketing in the United States, or an equivalent application or submission, (c) any application submitted to a Governmental Authority seeking a Regulatory Marketing Approval, (d) any certificate of CE marking conformity or other certificate issued by a Notified Body, (e) supplements and amendments to any of the foregoing, (f) pre- and post- approvals, (g) trade name approvals, (h) Product Labeling approvals and (i) device master files.

“Regulatory Documentation” means, in respect of a particular device product, (a) the trial master file and all regulatory files relating to the Development, Regulatory Approval, Manufacture or Commercialization of the product, including any licenses (to the extent transferable), minutes of meetings and telephone conferences with any Governmental Authorities, validation data, preclinical studies, Clinical Studies and tests related to the product (including all audit reports of Clinical Studies and all other Clinical Data), all applications (and amendments thereto) for Regulatory Approvals, annual reports and safety reports associated therewith, and all correspondence with Governmental Authorities regarding the marketing status of the product; and (b) all records maintained under cGMP, QSRs or other Law, including record keeping or reporting requirements of Governmental Authorities, all correspondence and communications with Governmental Authorities in connection with the product, including those relating to any Product Labeling or Promotional Materials, medical device report files, complaint files or Manufacturing records.

“Regulatory Marketing Approval” means, in respect of a particular country, a Regulatory Approval authorizing the marketing of a device product in such country for any indication.

“Reimbursement Notice” is defined in Section 4.8(f).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, injecting, depositing, disposing, discharging, dispersal, escaping, dumping, leaching or migrating into or through the environment, including surface water, soil or groundwater (including the abandonment or discarding of barrels, containers and other receptacles containing Hazardous Substances) or as otherwise defined under Environmental Laws.

“Resolution Period” has the meaning set forth in Section 1.3(d).

“Sales Commission Amounts” means the sum of (a) sales commissions and similar sales-based incentive payments payable by the Company or its Subsidiary for, or in respect of activities occurring during, the period ending as of the opening of business on the Closing Date and (b) the amount of any employer payroll or other Taxes payable by the Company or its Subsidiary in connection with the payment of the amounts set forth in clause (a).

“Seller” has the meaning set forth in the Preamble.

“Seller Disclosure Letter” means the letter, dated as of the date hereof, delivered by Seller to Buyer in connection with the execution of this Agreement and identified as the Seller Disclosure Letter.

“Seller Indemnitees” has the meaning set forth in Section 7.3.

“Shares” has the meaning set forth in the Recitals.

“Solesta Product” means the product containing a biocompatible gel composition formed from polymerized and cross-linked hyaluronic acid and dextranomer microspheres, wherein the hyaluronic acid is derived from non-animal sources, that is a formulation contained in a disposable syringe.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests (i) having ordinary voting power, directly or indirectly, to elect a majority of the board of directors or other persons performing similar functions or (ii) representing more than fifty percent of such securities or ownership interests are at the time directly or indirectly owned by such Person.

“Subsidiary Securities” has the meaning set forth in Section 2.5(c).

“Target Working Capital” means, as of a specified Closing Date, the amount set forth in Section 8.1(c) of the Seller Disclosure Letter.

“Tax” means any federal, state, local or foreign income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, profits, windfall profits, gross receipts, sales, use, value added, transfer, registration, stamp, capital gains, gift, inheritance, rates, premium, excise, customs duties, severance, environmental (including taxes under section 59A of the Code), real property, personal property, ad valorem, occupancy, license, occupation, employment, payroll, social security, disability, unemployment, workers’ compensation, withholding, estimated or other similar tax, contribution, levy, duty, fee, assessment or other governmental charge or deficiencies thereof (including all interest and penalties thereon and additions thereto).

“Tax Audit” means the IRS audit of the Company’s 2009 U.S. federal income Tax Returns.

“Tax Audit Closure” means the first to occur of the following: (i) the receipt by the Company of notice from the IRS to the effect that the Tax Audit has been completed or (ii) notice from the IRS regarding a potential Tax liability related to the Tax Audit that allows Buyer to make a claim for indemnification pursuant to Section 7.5 and assures Buyer (acting in good faith) that the IRS has not reserved on any other issues related to the Tax Audit.

“Tax Audit Holdback Amount” means [*] ($[*]).

*	Confidential treatment requested; certain information filed separately with the SEC.

“Tax Return” means any federal, state, local or foreign tax return, declaration, statement, report, schedule, form or information return or any amendment to any of the foregoing relating to Taxes.

“Third Party Agreement” means any agreement under which the Company or its Subsidiary is granted any license or otherwise has any rights or interests under or in respect of or that relates to the Manufacture, Development or Commercialization of any Product. For the avoidance of doubt, each Q-Med License Agreement and Q-Med Supply Agreement constitutes a Third Party Agreement.

“Third Party Claim” has the meaning set forth in Section 7.5(b).

“Trademark” means any trademark, service mark, trade name, trade dress, brand name, product shape, logo, slogan, design, design rights, or any other similar designation of source or origin, whether or not registered, and all statutory and common law rights therein and registrations and applications therefor, together with all goodwill symbolized by any of the foregoing.

“Transaction Bonus Payment” means any retention or bonus payment made or required to be made by the Company or its Subsidiary at or as a result of the Closing to any of the employees or service providers of the Company or its Subsidiary in connection with the transactions contemplated by this Agreement.

“Transaction Payments Adjustment” means the amount specified in Section 4.5(e)(iv).

“Treasury Regulations” means the regulations prescribed under the Code.

“Unaudited Financial Statements” has the meaning set forth in Section 2.6.

“Unresolved Items” has the meaning set forth in Section 1.3(e).

“WARN Act” has the meaning set forth in Section 2.18(e).

“Willful Misconduct” means a breach of a material representation, warranty or covenant set forth in this Agreement that is a consequence of a willful act or omission of Seller or Buyer (or an act or omission of another Person at the direction of Seller or Buyer) knowing that it will or may cause a breach of this Agreement.

“Working Capital Escrow Amount” has the meaning set forth in Section 1.2(b)(ii).

Section 8.2 Construction. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “party” or “parties” shall refer to parties to this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections and Exhibits are to Articles, Section and Exhibits of this Agreement unless otherwise specified. All Exhibits and Disclosure Letters annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized term used in any Exhibit or Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Any reference to “days” means calendar days unless Business Days are expressly specified. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

ARTICLE 9

Miscellaneous

Section 9.1 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including emails and facsimile transmission) and shall be given:

if to Buyer,

Salix Pharmaceuticals, Inc.

8510 Colonnade Center Dr.

Raleigh, NC 27615

Fax: (919) 862-1095

Telephone: (919) 862-1000

Attention: Chief Executive Officer

with a copy (which shall not constitute notice) to:

Salix Pharmaceuticals, Inc.

8510 Colonnade Center Dr.

Raleigh, NC 27615

Fax: (919) 447-3417

Telephone: (919) 862-1000

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Covington & Burling LLP

1201 Pennsylvania Avenue NW

Washington, D.C. 20004

Fax: (202) 778-5248

Telephone: (202) 662-5248

Attention:	Edward C. Britton, Esq.
Catherine J. Dargan, Esq.

if to Seller prior to Closing,

Oceana Therapeutics, Inc.

2035 Lincoln Highway

Edison, NJ 08817

Fax: 732-318-3801

Telephone: 732-318-3800

Attention: Steven M. Bosacki, Esq.

with a copy (which shall not constitute notice) to:

Kelso & Company

320 Park Avenue, 24th Floor

New York, NY 10022

Fax: (212) 223-2379

Telephone: (212) 751-3939

Attention: James J. Connors, II, Esq.

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Fax: (212) 909-6836

Telephone: (212) 909-6000

Attention: Kevin M. Schmidt, Esq.

if to Seller following the Closing,

Kelso & Company

320 Park Avenue, 24th Floor

New York, NY 10022

Fax: (212) 223-2379

Telephone: (212) 751-3939

Attention: James J. Connors, II, Esq.

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Fax: (212) 909-6836

Telephone: (212) 909-6000

Attention: Kevin M. Schmidt, Esq.

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 9.2 Confidentiality.

(a) All information provided to Buyer pursuant to Section 4.2 hereof prior to the Closing shall be held by Buyer as Confidential Information (as defined in the mutual non-disclosure agreement, dated as of July 11, 2011, between Buyer and the Company (the “Confidentiality Agreement”)), and shall be subject to the Confidentiality Agreement, the terms of which are incorporated herein by reference. The Confidentiality Agreement shall continue in full force and effect until the Closing, at which time it shall automatically terminate. Unless (i) compelled to disclose by judicial or administrative process (including in connection with obtaining the necessary approvals of this Agreement and the transactions contemplated hereby of any Governmental Authority) or by other requirements of Law (including stock exchange rules) or (ii) disclosed in an action or proceeding brought by a party hereto in pursuit of its rights or in the exercise of its remedies hereunder, from and after the Closing, each party hereto will hold, and will cause its respective Affiliates and representatives to hold this Agreement, the Escrow Agreement and any written, oral or other information related to the negotiation hereof and thereof in strict confidence from any Person (other than any such Affiliate or representative), except to the extent that such documents or information that can be shown to have been (A) previously known by the party receiving such documents or information, (B) in the public domain through no fault of such receiving party or (C) later acquired by the receiving party from another source if the receiving party is not aware that such source is under an obligation to another party hereto to keep such documents and information confidential; provided, that the foregoing restrictions will not apply to Buyer’s use of documents and information concerning the Company and its Subsidiary furnished by Seller and its Affiliates hereunder.

(b) Seller recognizes that Buyer has an interest in Seller’s retention in confidence of certain information of the Company and its Subsidiary that is in Seller’s possession. Accordingly, Seller shall, and shall cause its Affiliates and their respective officers, directors, employees, and agents to, keep confidential, and not publish or otherwise disclose, and not use directly or indirectly for any purpose other than to fulfill Seller’s obligations or exercise Seller’s rights hereunder, any data or information owned or possessed by Seller or any of its Affiliates that relates to any Product or the Business; except to the extent (i) such information is in the public domain through no fault of Seller or its Affiliates or any of their respective officers, directors, employees, or agents; or (ii) such disclosure or use is at such time otherwise expressly permitted by the terms of this Agreement; provided, that if Seller makes any disclosure pursuant to this clause (ii), Seller shall use its reasonable best efforts to minimize the scope and extent of such disclosure.

Section 9.3 Amendment; Waivers, etc. No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

Section 9.4 Expenses. Except as otherwise provided herein, all costs, fees and expenses incurred in connection with this Agreement, the Escrow Agreement and the transactions contemplated hereby and thereby, whether or not consummated, shall be paid by the party incurring such cost or expense. Buyer and Seller shall each be responsible for 50% of the fees and expenses of the Escrow Agent relating to the Escrow Agreement. Seller shall cause the Company and its Subsidiary not to pay any costs, fees or expenses in connection with this Agreement, the Escrow Agreement or the transactions contemplated hereby and thereby, and shall fully and promptly reimburse Buyer, the Company and the Company’s Subsidiary for any such costs, fees and expenses incurred as of or prior to Closing, provided that the Seller shall not be obligated to reimburse Buyer to the extent such costs, fees and expenses are paid prior to the Closing Date (and identified to Buyer on the Closing Date as having been paid) or taken into account in the Purchase Price adjustment under Article 1 hereof as Transaction Payments Adjustments. At Closing, Buyer shall reimburse Seller for the reasonable fees and expenses of counsel providing the legal opinions in satisfaction of Section 5.2(e) in an aggregate amount not to exceed $12,500.

Section 9.5 Governing Law, etc. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING AS TO VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. Buyer and Seller hereby irrevocably submit to the jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the Borough of Manhattan in the State, City and County of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and in respect of the transactions contemplated hereby. Each of Buyer and Seller irrevocably agrees that all claims in respect of the interpretation and enforcement of the provisions of this Agreement and in respect of the transactions contemplated hereby, or with respect to any such action or proceeding, shall be heard and determined in such a New York State or federal court, and that such jurisdiction of such courts with respect thereto shall be exclusive, except solely to the extent that all such courts shall lawfully decline to exercise such jurisdiction. Each of Buyer and Seller hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or in respect of any such transaction, that it is not subject to such jurisdiction. Each of Buyer and Seller hereby waives, and agrees not to assert, to the maximum extent permitted by law, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or in respect of any such transaction, that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. Buyer and Seller hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.1 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.

Section 9.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, successors and permitted assigns; provided, that this Agreement shall not be assignable or otherwise transferable by any party without the prior written consent of the other party.

Section 9.7 Entire Agreement. This Agreement, the Escrow Agreement (when executed and delivered) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements, understandings and representations, both written and oral (including any letter of intent between the parties, their Affiliates and any confidentiality obligation to which Buyer is subject upon Closing), between the parties with respect to the subject matter hereof.

Section 9.8 Severability. If any provision, including any phrase, sentence, clause, section or subsection, of this Agreement is determined by a court of competent jurisdiction to be invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provision in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative or unenforceable to any extent whatsoever. Upon any such determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 9.9 Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be executed in several counterparts (including facsimile or other electronic transmission), each of which shall be deemed an original and all of which shall together constitute one and the same instrument. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Until and unless each party has received a counterpart hereof signed by the other party, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Except as provided in Section 4.7, Article 7, and Section 9.11, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties and their respective successors and assigns.

Section 9.10 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court specified in Section 9.5, in addition to any other remedy to which they are entitled at law or in equity. The parties hereby waive, in any action for specific performance, the defense of adequacy of a remedy at law and the posting of any bond or other security in connection therewith.

Section 9.11 Non-Recourse. Except for claims based on fraud, Intentional Misconduct or breach or inaccuracy in Sections 2.4 or 2.5, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party, and subject to the limitations contained in Article 7 (as applicable). Except for claims based on fraud, Intentional Misconduct or breach or inaccuracy in Sections 2.4 or 2.5, and except to the extent a party is named in this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise, and subject to the limitations contained in Article 7 (as applicable)), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of either Seller or Buyer under this Agreement (whether for indemnification or otherwise) or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

SELLER

OCEANA THERAPEUTICS LLC

By	/s/ John T. Spitznagel
Name:	John T. Spitznagel
Title:	Chairman and Chief Executive Officer

[Signature Page to Stock Purchase Agreement]

BUYER

SALIX PHARMACEUTICALS, INC.

By	/s/Carolyn J. Logan
Name:	Carolyn J. Logan
Title:	President and CEO

[Signature Page to Stock Purchase Agreement]